Exhibit 99.10

THIS SECURED CONVERTIBLE PROMISSORY NOTE AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE U.S. STATE SECURITIES LAWS. THIS NOTE AND THE SHARES, IF ANY, ISSUABLE UPON CONVERSION, HAVE OR WILL HAVE BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR ASSIGNED (I) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SELECTED BY THE HOLDER REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT, OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD (X) PURSUANT TO RULE 144, RULE 144A OR REGULATIONS UNDER SAID ACT OR (Y) TO AN ACCREDITED INVESTOR IN A PRIVATE TRANSACTION.

FOR PURPOSES OF SECTION 1272, 1273 AND 1275 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS NOTE IS BEING ISSUED WITH AN ORIGINAL ISSUE DISCOUNT. THE COMPANY AGREES TO PROVIDE PROMPTLY TO THE HOLDER OF THE NOTE, UPON WRITTEN REQUEST, THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY. ANY SUCH WRITTEN REQUEST SHOULD BE MADE PURSUANT TO SECTION 11.14 HEREOF.

Selina Hospitality PLC

6.00% Convertible Secured Note due 2029

Dated: January 26, 2024

No. 1

Principal Amount: $10,000,000 plus PIK Interest

FOR VALUE RECEIVED, and upon and subject to the terms and conditions set forth herein, Selina Hospitality PLC, a public limited company duly organized and existing under the laws of England and Wales, (the “Company,” acting in its own capacity and as agent and which term includes any successor corporation or other entity hereunder) hereby promises to pay to Osprey International Limited, registered in Cyprus with number HE38565, or its registered assigns or successors in interest (hereinafter, the “Lender”), the principal sum of $10,000,000, with interest thereon calculated from the date hereof in accordance with the provisions of this Note (this “Note”). Selina Brand Holdings Limited (a private limited company organized and existing under the laws of England and Wales), Selina North America Holdings Limited (a private limited company organized and existing under the laws of England and Wales), Selina Nomad Limited (a private limited company organized and existing under the laws of England and Wales), Selina Operation US Corp (a Delaware corporation), Selina Operation Astoria Hotel LLC (a Delaware limited liability company), Selina Operation Chelsea LLC (a Delaware corporation), Selina Operation Chicago LLC (a Delaware limited liability company), Selina Operation New Orleans LLC (a Delaware limited liability company) and Selina RY Holding Inc. (a Delaware corporation) are each guarantors (together the “Guarantors”, each a “Guarantor” and the Company together with each Guarantor being an “Obligor”) and each gives the representations, covenants and Events of Default in this Note.

Aether Financial Services UK Limited, a company incorporated under the laws of England and Wales, with company number 11628828, is acting as the common security agent (the “Common Security Agent”) for the Secured Parties under the Intercreditor Agreement (IP).

Ludmilio Limited, a company incorporated under the laws of Cyprus, with incorporation number HE414304, is acting as collateral agent for the Secured Parties under the Intercreditor Agreement (Original) (the “Collateral Agent”).

Terms used but not otherwise defined herein shall have the meaning as assigned in Annex A.

Section 1. PAYMENTS.

Section 1.01 Payments of Principal; Maturity.

If not sooner paid in full or converted in accordance with the terms of this Note, final payment of all unpaid principal hereunder and any accrued and unpaid interest on such principal shall be due and payable in cash on the Maturity Date. Except as specifically provided for in this Note, the Company is not permitted to prepay any portion of the outstanding principal of this Note.

Section 1.02 Accrual of Interest, Payments of Interest and Defaulted Amounts.

This Note will accrue interest at a rate per annum equal to 6.00%, comprised of accrued interest at a rate per annum equal to 6.00% to be paid in PIK Interest, plus any Additional Interest that may accrue pursuant to Section 3.03. Accrued interest on the Note shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

PIK Interest on the Note will be payable to the Holder with respect to the Note on the relevant Regular Record Date, by increasing the principal amount of the outstanding Note by an amount equal to the amount of PIK Interest for such Interest Payment Date (rounded up to the nearest whole dollar), and the Company will increase the balance of the Note to reflect such PIK Interest and record such increase in principal amount by issuing a certificate signed by a duly authorized Officer of the Company (rounded up to the nearest whole dollar), and the Company will deliver such certificate to the Holder on the relevant record date, as shown by the records of the register of the Holder (each payment of PIK Interest as described above, a “PIK Payment”); provided, however that with respect to a Note (1) redeemed in connection with a Tax Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; or (2) repurchased on a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date, any PIK Interest for such Note on such corresponding Interest Payment Date shall instead be paid in cash to the relevant Holder of such Note as of such Regular Record Date, and no such PIK Payment on account of such Note shall be paid upon such redemption or repurchase. Following an increase in the principal amount of the outstanding Note as a result of a PIK Payment, the Note will bear interest on such increased principal amount from and after the date of such PIK Payment. References to the principal amount of this Note shall include any increase in the principal amount of the outstanding Note as a result of any PIK Payment.

(a) The Person (as defined below) in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. The principal amount of any Note shall be payable at the office or agency of the Company maintained by the Company for such purposes. The Company shall pay PIK Interest pursuant to the procedures set forth in the immediately preceding paragraph.

(b) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Note, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, to the Persons in whose names the Note are then registered.

Section 2. COVENANTS

Section 2.01 Payment of Principal and Interest.

The Company covenants and agrees that it will pay or cause to be paid the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) and premium, if any, and accrued and unpaid interest on, the Note at the places, at the respective times and in the manner provided herein. Payment of interest on the Note will be through an increase in the outstanding principal amount of this Note from time to time as provided herein. PIK Interest shall be considered paid on the date due if on such date the Company has issued to the Lender a certificate duly signed by an Officer of the Company confirming that the principal amount of the Note has been increased by the amount of such PIK Interest. Additional Interest and interest payable upon redemption, repurchase or at maturity shall be payable in cash.

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Section 2.02 Maintenance of Office or Agency.

The Company will maintain an office or agency in the United States of America where the Note may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (“Paying Agent”) and where notices and demands to or upon the Company in respect of the Note may be made.

The Company hereby initially designates itself as the Paying Agent and the Selina RY Holding Office as a place where the Note may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (if applicable) and where notices and demands to or upon the Company in respect of the Note may be made. The Company will give prompt written notice to the Holder of the location and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Holder with the address thereof, such presentations, surrenders, notices and demands may be made at the address of the Company’s corporate headquarters.

Section 2.03 Provisions as to Paying Agent.

(a) If the Company shall appoint a Paying Agent other than itself, the Company will cause such Paying Agent to execute and deliver to the Company an instrument in which such agent shall agree with the Company, subject to the provisions of this Section 2.03:

(i) that it will hold all sums held by it as such agent for the payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, and accrued and unpaid interest on, the Note in trust for the benefit of the Holder;

(ii) that it will give the Holder prompt written notice of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) and premium, if any of, and accrued and unpaid interest on, the Note when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Holder, it will forthwith pay to the Holder all sums so held in trust.

The Company shall, on or before each due date of the principal (including the Fundamental Change Repurchase Price or the Tax Redemption Price, if applicable) of, or accrued and unpaid interest on, the Note, deposit with the Paying Agent a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price or the Tax Redemption Price, if applicable) or such accrued and unpaid interest, and the Company will promptly notify the Holder in writing of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be made in immediately available funds and received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, and accrued and unpaid interest on, the Note, set aside, segregate and hold in trust for the benefit of the Holder of the Note a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) and accrued and unpaid interest, if any, so becoming due and will promptly notify the Holder in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, or accrued and unpaid interest on, the Note when the same shall be due and payable.

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(c) Subject to applicable law, any money deposited with the Company or any Paying Agent, or any money and the ordinary shares of the Company (“Ordinary Shares”) then held by the Company, in trust for the payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, accrued and unpaid interest on and remaining unclaimed for two years after such principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) or interest has become due and payable shall be paid to the Company on request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Paying Agent with respect to such trust money, and all liability of the Company as trustee with respect to such trust money and Ordinary Shares, shall thereupon cease.

Section 2.04 Existence.

The Company will at all times preserve and maintain in full force and effect its legal existence under the laws of the jurisdiction of its organization and take all reasonable action to maintain all rights, franchises, licenses and permits necessary in the normal conduct of its business except, other than with respect to the preservation of the existence of the Company, to the extent pursuant to any consolidation, merger, sale, conveyance, transfer, lease or other transaction permitted by Section 6 hereof; provided that the Company shall not be required to preserve any such existence (other than with respect to the preservation of existing of the Company), right, franchise, license or permit if an Officer of such Person or such Person’s Board of Directors (or similar governing body) determines in good faith that the preservation thereof is no longer desirable in the conduct of the business of such Person or that the loss thereof is not disadvantageous in any material respect to the Company.

Section 2.05 Reports and Rule 144A Information Requirement.

At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long the Note or the Exchange Shares (as defined in the Exchange Agreement) shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide without cost to and upon written request, to the Holder, beneficial owner or prospective purchaser of the Note or the Exchange Shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(a) So long as the Note is outstanding, the Company shall furnish to the Holder:

(i) within 120 days after the end of the Company’s fiscal year, annual reports containing the following information: (A) audited consolidated balance sheet of the Company as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow of the Company for the two most recent fiscal years (and comparative information for the end of the prior fiscal year), including complete notes to such financial statements and the report of the independent auditors on the financial statements; (B) an operating and financial review of the audited financial statements, including a discussion of the results of operations including a discussion of financial condition and liquidity and capital resources, and a discussion of material commitments and contingencies and critical accounting policies; (C) a description of the business, all material affiliate transactions, Indebtedness and material financing arrangements and all material debt instruments; and (D) material risk factors and material recent developments, provided that for so long as the Company is required to file an annual report on Form 20-F with the SEC, this obligation shall be satisfied by its prompt filing of such Form 20-F with the SEC;

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(ii) within 90 days following the end of the Company’s first fiscal half year in each fiscal year, semi annual reports containing the following information: (A) an unaudited condensed consolidated balance sheet as of the end of such six month period and unaudited condensed statements of income and cash flow for the year to date period ending on the unaudited condensed balance sheet date, and the comparable prior year periods for the Company, together with condensed footnote disclosure; (B) an operating and financial review of the unaudited financial statements including a discussion of the consolidated financial condition and results of operations of the Company and any material change between the current half year period and the corresponding period of the prior year; and (C) material recent developments, provided that for so long as the Company is filing or furnishing such half-year information with the SEC, this obligation shall be satisfied by its filing or furnishing of such information on a current report on Form 6-K with the SEC; and

(iii) within 90 days following the end of the Company’s first and third fiscal quarter in each fiscal year, unaudited quarterly management reports presenting the Company’s results of operations for the relevant fiscal quarter (without footnotes).

(b) The Company shall deliver to the Holder, within fifteen (15) days after the same are required to be filed or furnished with the Commission, copies of any documents or reports that the Company is required to file or furnish with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period, including those provided by Rule 12b-25 under the Exchange Act ( or any successor thereto)). Notwithstanding the foregoing, the Company shall in no event be required to deliver to, or otherwise provide or disclose to, the Holder any information for which the Company is requesting (assuming such request has not been denied), or has received, confidential treatment from the Commission, or any correspondence with the Commission. Any such document or report that the Company files or furnishes with the Commission via the Commission’s EDGAR system (or any successor thereto) shall be deemed to be delivered to the Holder for purposes of this Section at the time such documents are filed or furnished via the EDGAR system (or such successor).

(c) Delivery of the reports, information and documents described in subsections (a) or (b) above to the Holder is for informational purposes only, and the information and the Holder’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder

Section 2.06 Compliance Certificate; Statements as to Defaults.

The Company shall deliver to the Holder within one hundred twenty (120) days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2023) an Officer’s Certificate stating whether the signers thereof have knowledge of any failure by the Company or its Subsidiaries to comply with all conditions and covenants then required to be performed under this Note and, if so, specifying each such failure and the nature thereof. In addition, the Company shall deliver to the Holder within thirty (30) days after an Officer of the Company becomes aware of the occurrence of any Event of Default or Default, an Officer’s Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposing to take in respect thereof; provided that the Company is not required to deliver such notice if such Default has been cured.

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Section 2.07 Further Instruments and Acts.

The Company and its Subsidiaries will perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further instruments and assurances, and do such further acts, at its sole expense, as may be reasonably necessary or proper to carry out the purposes hereof.

Section 2.08 Limitation on Incurrence of Indebtedness.

(a) The Company and its Subsidiaries will not directly or indirectly, create, incur, issue, assume, enter into a guarantee of or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness.

(b) Notwithstanding anything to the contrary therein, Section 2.08(a) will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):

(i) [reserved];

(ii) (A) the incurrence by the Company of Indebtedness represented by the Note to be issued on the Issue Date and any payment of PIK Interest by way of an increase in the amount of the principal amount under the Note after the Issue Date pursuant to the terms hereof, (B) any Indebtedness outstanding on the Issue Date set forth on Schedule I; and (C) Indebtedness pursuant to the original form of the New Indenture.

(iii) Indebtedness of the Company to a Subsidiary, provided that any such Indebtedness owing to a Subsidiary is unsecured and expressly subordinated in right of payment to the Note;

(iv) Indebtedness of a Subsidiary incurred in the ordinary course of business, provided that any such Indebtedness is (x) not secured or guaranteed directly or indirectly by the Collateral and (y) is non-recourse to the Collateral;

(v) contingent liabilities under surety bonds or similar instruments incurred in the ordinary course of business;

(vi) Hedging Obligations that are not incurred for speculative purposes but for the purpose of (x) fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms hereof to be outstanding; (y) fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (z) fixing or hedging commodity price risk, including the price or cost of raw materials, emission rights, manufactured products or related commodities, with respect to any commodity purchases or sales;

(vii) the guarantee by the Company of Indebtedness of a Person where such Indebtedness is incurred or issued to finance the costs of opening, acquiring, converting, improving or renovating of a property or properties that will be owned or leased by the Company or its Subsidiaries, in each case, in the ordinary course of their business;

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(viii) the incurrence by the Company of Indebtedness (other than for borrowed money) arising from agreements of the Company providing indemnification, deferred purchase price, non-cash earn-outs, cash earn-outs, purchase price adjustments and other similar obligations, in each case, incurred or assumed in connection with any investment, the acquisition or sale or other disposition of any business, assets or Capital Stock of the Company or any of its Subsidiaries, other than, in the case of any such disposition by the Company or any of its Subsidiaries, guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock;

(ix) the incurrence of contingent liabilities arising out of endorsements of checks, drafts and other similar instruments for deposit or collection in the ordinary course of business;

(x) the incurrence of Indebtedness in the ordinary course of business under any agreement between the Company and any commercial bank or other financial institution relating to a Treasury Management Arrangement;

(xi) Indebtedness owed to any Person providing property, casualty, liability or other insurance to the Company, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, the premiums with respect to such insurance for the period in which such Indebtedness is incurred and such Indebtedness is outstanding only for a period not exceeding twelve (12) months;

(xii) Indebtedness incurred by the Company constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided that any reimbursement obligations in respect thereof are reimbursed within ninety (90) days following the due date thereof;

(xiii) Indebtedness representing deferred compensation or similar obligation to employees of the Company or any of its Subsidiaries outstanding on the Issue Date;

(xiv) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(xv) [reserved];

(xvi) Subordinated Obligations;

(xvii) new Indebtedness of the Company secured by a first priority Lien over the Company Intellectual Property ranking equally with the Note, provided that at the time of incurrence of such new secured Indebtedness, the Indebtedness to EBITDA Ratio for the twelve (12) completed calendar months immediately preceding the date on which such additional new secured Indebtedness is incurred does not exceed 4.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred and the application of proceeds therefrom had occurred at the beginning of such twelve (12) months;

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(xviii) [reserved];

(xix) (A) Indebtedness of the Company incurred or issued to finance an acquisition or (B) Indebtedness of Persons that are acquired by the Company or any Subsidiary or merged into, or consolidated, amalgamated or combined with, the Company or a Subsidiary in accordance with the terms hereof;

(xx) (A) Indebtedness issued by the Company to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Immediate Family Members) of the Company or any of its Subsidiaries, in each case to finance the purchase or redemption of Capital Stock of the Company that is not prohibited under this Note not to exceed $5,000,000 at any time outstanding and (B) Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in the ordinary course of business, consistent with past practice, any investment or any acquisition (by merger, consolidation, amalgamation or otherwise) not to exceed $5,000,000 at any time outstanding;

(xxi) the incurrence by the Company of Indebtedness in connection with one or more stand-by letters of credit, guarantees, performance bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business, and other than the extension of credit represented by such letter of credit, guarantee or performance bond itself); and

(xxii) any Refinancing Indebtedness.

(c) For purposes of determining compliance with this Section 2.08, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in Section 2.08(b) hereof, the Company will be permitted to classify all or a portion of such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant.

(d) The amount of any Indebtedness outstanding as of any date will be:

(i) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(ii) the principal amount of the Indebtedness, in the case of any other Indebtedness.

(e) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, will not be deemed to be an incurrence of Indebtedness for purposes hereof.

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(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness. Notwithstanding any other provision of this Section 2.08, the maximum amount of Indebtedness that the Company may incur pursuant to this Section 2.08 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Section 2.09 Liens.

(a) The Company shall not and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness upon any of their property or assets, now owned or hereafter acquired other than Permitted Liens.

(b) The Company and its Subsidiaries shall not create, incur, assume or suffer to exist any Lien over any of its property or assets, or any proceeds therefrom, which is Collateral except for the Liens created by the Security Documents.

Section 2.10 Asset Sales.

(a) The Company shall not, and shall not permit any of its Subsidiaries to, consummate an Asset Sale unless at least 50% of the consideration received in the Asset Sale by the Company is in the form of cash or Cash Equivalents. For purposes of this provision, any liabilities, as recorded on the most recent consolidated balance sheet of the Company (other than contingent liabilities and liabilities that are Subordinated Obligations) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company from further liability or indemnifies the Company against further liabilities in full will be deemed to be cash.

(b) Subject to the terms of the Intercreditor Agreement (IP), the consideration received in the Asset Sale by the Company must be applied as approved by the Company’s Board of Directors.

(c) Notwithstanding anything to the contrary in this Note, (i) no Person other than the Company can own, hold or otherwise control, at any time, any of the Collateral (other than the Company Intellectual Property), (ii) no Person other than Selina Nomad Limited can own, hold or otherwise control, at any time, any of the Company Intellectual Property, and the Company shall not transfer any of the shares of Selina Nomad Limited outside of the group, and (iii) the Company shall not, and shall not permit any of its Subsidiaries to (to the extent applicable), transfer, sell or otherwise dispose of, or make an Investment with, any of the Collateral.

(d) Notwithstanding anything to the contrary in this Note, the Company shall not, and shall not permit any of its Subsidiaries to, issue, sell or otherwise transfer any Equity Interests of any Subsidiary (other than (i) in connection with a bona fide joint venture with a Person who is not an Affiliate or the Company, and (ii) other than an issuance, sale or transfer that complies with the requirements of Section 4.12(a), and, in the case of both items (i) and (ii), is not made in connection with any financing incurred after the Issue Date or any liability management transaction).

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Section 2.11 Restricted Payments.

(a) The Company shall not:

(i) declare or pay any dividend or similar distribution on account of the Company’s Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such for so long as the Note is outstanding;

(ii) permit any Subsidiary to declare or pay any dividend or make any other payment or distribution on account of a Subsidiary’s Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving a Subsidiary) or to the direct or indirect holders of a Subsidiary’s Equity Interests in their capacity as such (other than (1) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and (2) dividends or distributions payable to the Company or a Subsidiary);

(iii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger, amalgamation or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company, in each case held by Persons other than the Company or any Subsidiary;

(iv) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, prior to the Stated Maturity thereof, any Indebtedness of the Company or any Subsidiary that is a Subordinated Obligation (excluding any intercompany Indebtedness between or among the Company and any Subsidiary), except (i) a payment of principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or scheduled maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(v) make, or permit any of its Subsidiaries to make, any Restricted Investment,

(all such payments and other actions set forth in subparagraph (a)(i) to (v) being collectively referred to as “Restricted Payments”).

(b) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or any Subsidiary, as the case may be, pursuant to the Restricted Payment.

Section 2.12 Shareholder Approvals. The Company shall use its best efforts to obtain the Shareholder Approvals (which proposal shall include a recommendation by the Company’s board of directors in favor of the approval of such proposal) no later than March 31, 2024.

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Section 3. DEFAULTS AND REMEDIES

Section 3.01 Events of Default.

Each of the following events shall be an “Event of Default” with respect to the Note:

(a) failure by the Company to pay interest on any Interest Payment Date, and such failure continues for five (5) Business Days;

(b) default in the payment of all or any part of the principal or premium, if any, of any Note when due and payable on the Maturity Date, upon any required repurchase or redemption, upon declaration of acceleration or otherwise;

(c) failure by the Company to issue a Fundamental Change Company Notice in accordance with Section 7.01(c) hereof when due, and such failure continues for five (5) Business Days;

(d) failure by the Company to comply with its obligations under Section 6 hereof;

(e) failure by the Company for sixty (60) days after receipt by the Company of written notice from the Holder to comply with any of its other agreements contained in the Note;

(f) default by the Company or any Significant Subsidiary of the Company with respect to any other Indebtedness, mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $15,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or any such Significant Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity, or (ii) constituting a failure to pay the principal of any such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, in each case, after the expiration of any applicable grace period, if such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness shall not have been paid or discharged, as the case may be, within thirty (30) days after written notice to the Company by the Holder in accordance herewith;

(g) a final judgment or judgments for the payment of $5,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance policies issued by insurers believed by the Company in good faith to be credit-worthy) in the aggregate rendered against the Company or any Significant Subsidiary of the Company, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(h) the Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other similar relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors or shall fail generally to pay its debts as they become due;

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(i) an involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other similar relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) consecutive days;

(j) the Company or any Subsidiary shall default in the performance of or compliance with any term contained herein, other than any such term referred to in any other paragraph of this Section 3.01, and such default shall not have been remedied or waived within thirty (30) days after the earlier of (i) an Officer of the Company or any Subsidiary becoming aware of such default, cessation or repudiation or (ii) the receipt by the Company of a notice from the Holder of such default;

(k) (i) the Company or any Subsidiary shall default in the performance of or compliance with any term contained in the Security Documents or any Lien securing the Note or any of the Collateral shall cease to be valid or enforceable or shall be repudiated by the Company or any of its Subsidiaries and such default or cessation of validity or enforceability continues for fifteen (15) days after the earlier of (i) an Officer of the Company or any Subsidiary becoming aware of such default, cessation or repudiation or (ii) the receipt by the Company of a notice from the Holder of such default;

(l) failure by the Company to comply with its obligation to convert the Note in accordance with this Note, and such failure continues for three (3) Business Days; or

(m) failure by the Company to obtain the Shareholder Approvals pursuant to Section 2.12 hereof, and such failure continues for fifteen (15) Business Days.

Section 3.02 Acceleration; Rescission and Annulment.

If one or more Events of Default shall have occurred and be continuing, then, and in each and every such case (other than an Event of Default specified in Section 3.01(h) or Section 3.01(i) with respect to the Company), unless the principal amount of the Note shall have already become due and payable, the Holder by notice in writing to the Company, may declare 100% of the principal of, and accrued and unpaid interest on, the Note (including any PIK Interest) plus the Applicable Premium to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable. Notwithstanding the foregoing, the Holder may also pursue any other available remedy in respect of any such Event of Default. If an Event of Default specified in in Section 3.01(h) or Section 3.01(i) with respect to the Company occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, if any, on, the Note (including any PIK Interest) plus the Applicable Premium shall become and shall automatically be immediately due and payable without any further act of any other party hereto. Any Applicable Premium or other premium payable above shall be presumed to be the liquidated damages sustained by the Holder as the result of the early redemption and the Company agrees that it is reasonable under the circumstances currently existing. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE APPLICABLE PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the Applicable Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Holder and the Company giving specific consideration in this transaction for such agreement to pay the Applicable Premium; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the Applicable Premium to the Holder as herein described is a material inducement to the Holder to purchase the Note.

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The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of, premium, if any, on and accrued and unpaid interest, if any, on the Note shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall hold in trust a sum sufficient to pay installments of premium, if any, and accrued and unpaid interest upon the Note and the principal of the Note if it has become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable law, and on such principal at the rate borne by the Note at such time), and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default hereunder, other than the uncured nonpayment of the principal of, premium, if any, on and accrued and unpaid interest, if any, on the Note that shall have become due solely by such acceleration, then and in every such case (except as provided in the immediately succeeding sentence) the Holder by written notice to the Company, may waive all Defaults or Events of Default with respect to the Note and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose hereof; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal (including the Fundamental Change Repurchase Price and Tax Redemption Price, if applicable) of, or accrued and unpaid interest on, the Note, or (ii) a failure to repurchase or redeem the Note when required.

Section 3.03 Additional Interest.

Notwithstanding anything in this Note to the contrary, to the extent the Company elects, the sole remedy for an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 2.05(a) hereof shall after the occurrence of such an Event of Default consist exclusively of the right to receive Additional Interest on the Note at a rate equal to 2.00% per annum of the principal amount of the Note outstanding for each day during the period beginning on, and including, the date on which such Event of Default first occurs and ending on the earlier of (x) the date on which such Event of Default is cured or validly waived in accordance with this Section 3 and (y) the three hundred sixtieth (360th) day immediately following, and including, the date on which such Event of Default first occurs. If the Company so elects, such Additional Interest shall be payable in the same manner and on the same dates as the stated interest payable on the Note and shall accrue from, and including, the date on which the Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 2.05(a) hereof first occurs to, and including, the three hundred sixtieth (360th) day thereafter (or such earlier date on which such Event of Default is cured or validly waived in accordance with this Section 3). On the three hundred sixty-first (361st) day after such Event of Default (if the Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 2.05(a) hereof is not cured or validly waived in accordance with this Section 3 prior to such three hundred sixty-first (361st) day), such Additional Interest shall cease to accrue and the Note shall be immediately subject to acceleration as provided in Section 3.02. The provisions of this paragraph will not affect the rights of the Holder in the event of the occurrence of any Event of Default other than the Company’s failure to comply with its obligations as set forth in Section 2.05(a) hereof. In the event the Company does not elect to pay Additional Interest following an Event of Default in accordance with this Section 3.03 or the Company has elected to make such payment but does not pay the Additional Interest when due, the Note shall be immediately subject to acceleration as provided in Section 3.02.

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In order to elect to pay Additional Interest as the sole remedy during the first three hundred sixty (360) days after the occurrence of any Event of Default described in the immediately preceding paragraph, the Company must notify the Holder of the Note in an Officer’s Certificate of such election on or before the open of business on the Business Day immediately succeeding the date on which such Event of Default first occurs. Upon the failure to timely give such notice, the Note shall be immediately subject to acceleration as provided in Section 3.02. The Officer’s Certificate under this Section 3.03 shall state (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable.

Section 3.04 Payments of Note on Default; Suit Therefor.

If an Event of Default described in clause (a) of Section 3.01 shall have occurred and be continuing, the Company shall, hold in trust for the benefit of the Holder of the Note, the whole amount then due and payable on the Note for principal, premium, if any, and interest, if any, with interest on any overdue principal, premium, if any, and interest, if any, at the rate borne by the Note at such time. If the Company shall fail to hold in trust such amounts forthwith upon such demand, the Holder may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Note and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Note, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Note under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor, or to the creditors or property of the Company or such other obligor, irrespective of whether the principal amount of the Note shall then be due and payable as therein expressed or by declaration or otherwise, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole principal amount and amount of accrued and unpaid interest, if any, in respect of the Note, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Holder allowed in such judicial proceedings relative to the Company or any other obligor on the Note, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by the Holder to make such payments directly to the Holder. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holder of the Note may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Section 3.05 [Reserved].

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Section 3.06 [Reserved].

Section 3.07 Remedies Cumulative and Continuing.

Except as provided in Section 3.03, all powers and remedies given by this Section 3 to the Holder shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Holder of the Note, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Note, and no delay or omission of the Holder of the Note to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, every power and remedy given by this Section 3 or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

Section 4. [RESERVED]

Section 5. LENDER’S CONVERSION RIGHT

(a) Right to Convert. Subject to the terms and conditions set forth in this Note, the Lender shall have the right (the “Lender Conversion Right”), exercisable in its sole discretion at any time after the date of this Note prior to the Maturity Date, to convert the outstanding and unpaid principal amount of this Note (including the amount of any PIK Interest that has been added to the principal sum owing hereunder, provided that the Company may pay any such PIK Interest in cash) (in whole or in part) into validly issued and fully paid Shares (together with cash in lieu of any fractional shares) equal to the quotient obtained by dividing 100.0% of the amount of principal being converted by $0.10 (the “Per Share Conversion Price”), and the accrued and unpaid interest on this Note will be payable at such time in cash, or at the election of the Lender to be delivered in writing to the Company, in Shares based on the Per Share Conversion Price.

Subject to the other terms and conditions of this Note, all obligations of the Company in respect of the principal amount of the Note shall be discharged upon conversion and accordingly, thereupon, the Company shall have no further obligation with respect to the principal amount of this Note and the Note shall thereupon be cancelled and cease to have any effect.

Save for any stamp, registration, issuance, and similar Taxes, the Company shall pay any and all costs and expenses that may be payable with respect to the conversion (or any part thereof) of this Note, including upon the issuance, transfer and/or the delivery of the Shares, and in each case any certificates or evidence of title to the Shares (as applicable), upon the conversion of this Note.

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(b) Conversion Procedures. To convert any portion of this Note into Shares on any date in accordance with this Section, the Lender shall deliver by electronic mail (or otherwise deliver) to the Company on such date, a copy of an executed Notice of Conversion, the form of which is attached hereto as Annex B (a “Lender Conversion Notice”). If required hereunder, but without delaying the Company’s requirement to deliver the Shares on the Lender Conversion Date (as defined below), the Lender shall surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following the applicable Lender Conversion Date on which the Lender submitted a Lender Conversion Notice to the Company electing to convert all or portion of this Note as represented on such Lender Conversion Notice (or an indemnification undertaking with respect to this Note in the case of its loss, theft, destruction or mutilation). The Lender Conversion Notice shall specify (i) the principal amount of the Note being converted into Shares; and (ii) whether the accrued and unpaid interest on the Note will be payable in cash or, in Shares, and the amount(s) so payable in cash or, in Shares. No ink-original Lender Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Lender Conversion Notice be required. On or before the first Trading Day following the date of the Lender Conversion Notice, the Company shall transmit by electronic mail a confirmation of receipt of such Lender Conversion Notice and certain representations as to whether the Shares may then be resold pursuant to Rule 144 or an effective and available registration statement, to the Lender and the Company’s transfer agent, which confirmation shall constitute an instruction to the Company to process the Lender Conversion Notice in accordance with the terms therein. On or before the second Trading Day following the date on which the Lender has delivered the applicable Lender Conversion Notice (a “Share Delivery Date”), the Company shall (x) provided that either (A) the applicable Shares are subject to an effective resale registration statement in favor of the Lender or (B) if converted at a time when Rule 144 would be available for resale of the Shares by the Lender, credit such aggregate number of Shares to which the Lender is entitled pursuant this Note and as set forth in the Lender Conversion Notice, plus, if applicable, any Shares for the accrued and unpaid interest through the Lender Conversion Date, to the Lender’s or its designee’s balance account with the applicable clearing system and/or depository, or (y) if the Shares are not subject to an effective resale registration statement in favor of the Lender and, if converted at a time when Rule 144 would not be available for resale of the applicable Shares by the Lender, issue and deliver to the address or account, as applicable, as specified in the Lender Conversion Notice, a book-entry notation, as applicable, registered in the name of the Lender or its designee, for the number of Shares to which the Lender shall be entitled pursuant to this Note and as set forth in the Lender Conversion Notice, plus, if applicable, any Shares for the accrued and unpaid interest through the Lender Conversion Date. If this Note is physically surrendered for conversion as required by this Section and the then outstanding principal amount of this Note is greater than the principal amount being converted, the Company shall as soon as practicable after delivery of this Note and at its own expense, issue and deliver to the Lender a new note representing the outstanding principal not yet converted. The date on which such conversion shall be effected (such date, the “Lender Conversion Date”) shall be the later of the date of the Company’s receipt of a Lender Conversion Notice and the date on which the Lender or its nominee becomes the legal and beneficial owner of the Shares (and cash) and all steps necessary to effect that have been completed (and all relevant documents evidencing the same have been delivered to the Lender), unless the Company and the Lender agree in writing to another date. All calculations and determinations in respect of the foregoing shall be made by the Lender, whose determination shall be binding on the Parties.

(c) Effect of Conversion. From and after the Lender Conversion Date, assuming rightful delivery of the Lender Conversion Notice to the Company and that the relevant Shares have become legally and beneficially owned by the Lender or its nominee and all steps necessary to effect such conversion have been completed (and all relevant documents evidencing the same have been delivered to the Lender) and that a new note has been issued to the Lender in connection with any outstanding principal amount not converted, this Note shall cease to be outstanding (as further provided herein) and interest thereon shall cease to accrue. Subject to the other terms and conditions of this Note and except for any outstanding principal amount not converted, all obligations of the Company in respect of the principal amount of this Note shall be discharged thereby and accordingly, thereupon, the Company shall have no further obligation with respect to the principal amount of this Note and this Note shall thereupon be cancelled and cease to have any effect. The Lender (or such nominee as it may specify) shall be treated as a shareholder of record of the Company as of the Lender Conversion Date, irrespective of the date such Shares are credited to the Lender’s account with the applicable clearing system and/or depository or the date of delivery of the certificate evidencing the Shares, as the case may be. The Company’s obligations to issue and deliver the Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional. Notwithstanding anything to the contrary contained in this Note, the Exchange Agreement or the Registration Rights Agreement, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement), the Company shall, upon receipt of reasonably requested documentation and letters of representation, cause unlegended and unrestricted Shares to be delivered the Lender (or its designee) in connection with any sale of Shares with respect to which the Lender has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Lender has not yet settled.

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(d) Status of Shares. Subject to obtaining the Shareholder Approvals, the Company represents and warrants to the Lender that it has all approvals and authorizations to allot and issue such number of Shares as is necessary for the Company to comply with its obligations under this Note (including any additional authorizations required to issue any Shares in lieu of interest pursuant to the Lender’s Conversion Right). The Company shall reserve out of its authorized and unissued Ordinary Shares a number of Ordinary Shares sufficient to effect the conversion of this Note (the “Required Reserve Amount”). So long as this Note is outstanding, the Company shall take all corporate action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the conversion of this Note, the number of Ordinary Shares equal to the applicable Required Reserve Amount. Any Shares issued upon settlement of conversion shall satisfy the Equity Conditions.

(e) The Company’s Failure to Timely Convert. If the Company shall fail, other than by reason of a failure of the Lender to comply with its obligations hereunder, on or prior to the Share Delivery Date either (I) to issue and deliver a certificate to the Lender or credit the Lender’s balance account with the applicable depository and/or clearing system with respect to the number of Shares to which the Lender is entitled upon the Conversion or (II) if the Registration Statement covering the resale of the Shares that are the subject of a Lender Conversion Notice (the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Company fails to promptly (x) so notify the Lender and (y) deliver the Shares electronically without any restrictive legend by crediting such aggregate number of Shares to which the Lender is entitled pursuant to such Conversion to the Lender’s or its designee’s balance account with the applicable depository and/or clearing system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then in addition to all other remedies available to the Lender, (A) if the Conversion Failure remains uncured on the third Business Day following the Share Delivery Date that the issuance of such Shares is not timely effected, the Company shall pay cash to the Lender on each day thereafter that the Conversion Failure remains uncured in an amount equal to 1.0% of the product of (1) the sum of the number of Shares not issued to the Lender on or prior to the Share Delivery Date and to which the Lender is entitled, and (2) the Weighted Average Price of the Shares on the Lender Conversion Date, as the case may be; provided, that if the Conversion Failure remains uncured for 30 days following the Share Delivery Date that the issuance of such Shares is not timely effected, the Company shall pay cash to the Lender on each day thereafter that the Conversion Failure remains uncured in an amount equal to 1.5% of the product of (1) the sum of the number of Shares not issued to the Lender on or prior to the Share Delivery Date and to which the Lender is entitled, and (2) the Weighted Average Price of the Shares on the Lender Conversion Date, as the case may be, and (B) the Lender, upon written notice to the Company, may void its Lender Conversion Notice, with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Lender Conversion Notice; provided that the voiding of a Lender Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section or otherwise; provided, further, that in no event shall the amount of payments on account of a Conversion Failure, together with any interest accrued thereon in accordance with this Note, exceed 15% of the principal amount of this Note as set forth on the face of this Note. In addition to the foregoing, if, other than by reason of a failure of the Lender to comply with its obligations hereunder, on or prior to the Share Delivery Date either (A) the Company shall fail to issue and deliver a certificate to the Lender or credit the Lender’s balance account with the applicable depository and/or clearing system for the number of Shares to which the Lender is entitled upon the Conversion or on any date of the Company’s obligation to deliver Shares as contemplated pursuant to clause (y) below or (B) a Notice Failure occurs, and if on or after the Share Delivery Date the Lender purchases (in an open market transaction or otherwise) Shares corresponding to all or any portion of the number of Shares issuable upon such Conversion that the Lender is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure, then the Company shall, within two (2) Trading Days after the Lender’s request and in the Lender’s discretion, either (x) pay cash to the Lender in an amount equal to the Lender’s total purchase price (including brokerage commissions, all stamp, registration, issuance and similar taxes and other out-of-pocket expenses, if any) for the Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to issue and deliver such certificate or credit the Lender’s balance account with the applicable depository and/or clearing system for the Shares to which the Lender is entitled upon the Conversion shall terminate, or (y) promptly honor its obligation to deliver to the Lender a certificate or certificates representing such Shares or credit the Lender’s balance account with the applicable depository and/or clearing system for such Shares and pay cash to the Lender in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Shares, times (B) the Weighted Average Price of the Shares on the Lender Conversion Date. Nothing herein shall limit the Lender’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing the Shares (or to electronically deliver such Shares) upon Conversion of this Note as required pursuant to the terms hereof.

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(f) Registration of Shareholder. The Company shall maintain a register for the recordation of the name and address of the Lender as the holder of this Note (and the name and address of any Person who is transferred all or any portion of this Note to the extent permitted by the terms hereof) and principal amount (and stated interest with respect thereto) held by the Lender (and any Person who is transferred all or any portion of this Note to the extent permitted by the terms hereof). The entries in such register shall be conclusive and binding for all purpose absent manifest error. The Company shall treat each Person whose name is recorded in such register as the owner of this Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. Upon any Conversion (a “Conversion” being a conversion of the Indebtedness under the Note into Shares pursuant to a Lender Conversion Notice in accordance with the terms of this Note), the Company shall procure and ensure that the Lender (or any nominee it may direct, (in its absolute discretion)) shall be registered in the share register of the Company and/or any other applicable registration, including in a depository and/or clearing system, as the holder of the applicable Shares with no further conditions as set forth in this Section and in the Equity Conditions.

(g) Additional Actions. Upon any Conversion, the Company shall take all actions and submit all such documents required, desirable or advisable in order to duly transfer the Shares to the Lender (or the relevant nominee), including but not limited to, the delivery to the Lender of a duly signed share transfer deed, an updated shareholder register of the Company and/or any other applicable registration and a share certificate evidencing the registration of the Shares under the name of the Lender or the relevant nominee or if such Shares are traded on a clearing system or in dematerialised or uncertificated form, take such action is necessary or desirable to cause such Shares to be transferred to the Lender or any nominee of the Lender that it may specify in writing under the rules of such clearing system or exchange, including giving all necessary or desirable instructions to any nominee or custodian or system-user under that exchange to ensure the transfer of the Shares to the Lender or its nominee, including for the dematerialisation or rematerialisation of any assets or investments held in a settlement or clearance system, in each case, consistent with the terms of this Section. No later than ten (10) Business Days prior to implementing a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event (each, a “Specified Event”), the Company shall provide written notice to the Lender summarizing the material terms of such Specified Event.

(h) Additional Documents. Upon any Conversion, the Company shall also (and shall procure that, if applicable, any of their shareholders and relevant wholly-owned Subsidiaries will): execute, enter into and deliver any agreements, directions, powers of attorney, certificates, notices, acknowledgements, corporate resolutions and any other documents; and give any such instructions, file any documentation and/or do and perform any such acts, in each case, which may be required or desirable in connection with, the transfer, registration or ownership of the Shares to the Lender or otherwise to give full effect to this Note, in each case, on the Lender Conversion Date or any other date reasonably requested by the Lender, including as required under the rules of any applicable clearing system or depository.

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(i) Other Instruments. Notwithstanding any other provision of this Note to the contrary, if the Shares have become an instrument other than the ordinary shares referred to hereof as of the date of this Note and/or are not listed for trading, or not able to be traded if listed for trading, on the Principal Exchange (and, for the avoidance of doubt, the Lender has waived the related Equity Conditions Failure), the Lender shall, in its absolute discretion, have the option to accept such other instrument but it shall not be obliged to do so and the Note shall continue in full force and effect. The Company shall do all things that the Lender may request to put the Lender in an equivalent position but for such change of instrument.

Section 6. CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 6.01 Company May Consolidate, Etc. on Certain Terms.

Subject to the provisions of Section 6.02, the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease, all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries, taken as a whole, to another Person, unless:

(a)  the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or England and Wales, and the Successor Company (if not the Company) shall expressly assume, by supplemental agreement hereto all of the obligations of the Company under the Note;

(b)  immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing hereunder; and

(c)  if the Company is not the Successor Company, the Successor Company shall have delivered to the Holder an Officer’s Certificate and Opinion of Counsel from outside legal counsel of recognized standing, each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with the Note and that such supplemental agreement hereto is authorized or permitted under this Note and such Opinion of Counsel stating that the supplemental agreement hereto is the valid and binding obligation of the Successor Company, subject to customary exceptions and qualifications.

For purposes of this Section 6.01, the sale, conveyance, transfer or lease of all or substantially all of the assets of one or more Subsidiaries of the Company to another Person, which assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the assets of the Company to another Person.

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Section 6.02 Successor Corporation to Be Substituted.

In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company (if other than the Company), by supplemental agreement hereto, of the due and punctual payment of the principal of and accrued and unpaid interest on the Note, the due and punctual delivery and the due and punctual performance of all of the covenants and conditions hereof to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries, taken as a whole, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part, and the Company shall be discharged from its obligations under the Note (except in the case of a lease of all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries, taken as a whole). Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company the Note issuable hereunder which theretofore shall not have been signed by the Company; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Note prescribed, the Company shall deliver, or cause to be authenticated and delivered, the Note that previously shall have been signed and delivered by the Officers of the Company. The Note so issued shall in all respects have the same legal rank and benefit hereunder as any notes theretofore or thereafter issued in accordance with the terms hereof as though all of such notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Section 6 the Person named as the “Company” in the first paragraph hereof (or any successor that shall thereafter have become such in the manner prescribed in this Section 6) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Note and from its obligations hereunder and the Note.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Note thereafter to be issued as may be appropriate.

Section 7. REPURCHASE OF NOTE AT OPTION OF HOLDER

Section 7.01 Repurchase at Option of Holder Upon a Fundamental Change.

(a) If a Fundamental Change occurs at any time prior to the Maturity Date, the Holder shall have the right, at the Holder’s option, to require the Company to repurchase for cash the Note, or any portion of the principal amount thereof properly surrendered and not validly withdrawn pursuant to Section 7.03, on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than twenty (20) Business Days or more than thirty-five (35) Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 101.0% of the principal thereof, plus accrued and unpaid interest thereon, if any, to but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest (to, but excluding, such Interest Payment Date) to the Holder of record as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100.0% of the principal amount of the Note to be repurchased pursuant to this Section 7. The Fundamental Change Repurchase Date shall be subject to postponement in order to allow the Company to comply with applicable law.

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(b) Repurchases of the Note under this Section 7.01 shall be made, at the option of the Holder, upon:

(i) delivery to the Paying Agent by the Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) in the form set forth in Attachment 1 hereto on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; and

(ii) delivery of the Note to the Paying Agent at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer) at the office of the Paying Agent, such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

The Fundamental Change Repurchase Notice in respect of any Note to be repurchased shall state:

(i)	the certificate number of the Note to be delivered for repurchase;

(ii)	the portion of the principal amount of Note to be repurchased; and

(iii)	that the Note to be repurchased by the Company pursuant to the applicable provisions of this Note.

Notwithstanding anything herein to the contrary, the Holder delivering to the Paying Agent the Fundamental Change Repurchase Notice contemplated by this Section 7.01 shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 7.02.

The Paying Agent (to the extent a separate agent shall have been appointed by the Company) shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

(c) On or before the twentieth (20th) Business Day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to the Holder and the Paying Agent a written notice (the “Fundamental Change Company Notice”) of the occurrence of the effective date of the Fundamental Change and of the resulting repurchase right at the option of the Holder arising as a result thereof. Such notice shall be by first class mail. Each Fundamental Change Company Notice shall specify:

(i)	the events causing the Fundamental Change;

(ii)	the effective date of the Fundamental Change;

(iii)	the last date on which the Holder may exercise the repurchase right pursuant to this Section 7;

(iv)	the Fundamental Change Repurchase Price;

(v)	the Fundamental Change Repurchase Date;

(vi)	the name and address of the Paying Agent, if applicable; and

(vii)	the procedures that the Holder must follow to require the Company to repurchase the Note.

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No failure of the Company to give the foregoing notices and no defect therein shall limit the Holder’s repurchase rights or affect the validity of the proceedings for the repurchase of the Note pursuant to this Section 7.01.

(d) Notwithstanding the foregoing, the Note may not be repurchased by the Company on any date at the option of the Holder in connection with a Fundamental Change if the principal of the Note has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to the Note). The Paying Agent will promptly return to the Holder thereof the Note held by it during the acceleration of the Note (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to the Note), and, upon such return, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

(e) Notwithstanding anything to the contrary in this Note, the Company shall not be required to repurchase, or to make an offer to repurchase, the Note upon a Fundamental Change if a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Section 7 (including, without limitation, the requirement to comply with applicable securities laws), and such third party purchases the Note properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Section 7 (including the requirement to pay the Fundamental Change Repurchase Price on the later of the applicable Fundamental Change Repurchase Date and the time of delivery of the Note); provided that the Company shall continue to be obligated to (x) deliver the applicable Fundamental Change Repurchase Notice to the Holder (which Fundamental Change Repurchase Notice shall state that such third party shall make such an offer to purchase the Note), (y) comply with applicable securities laws as set forth in this Note in connection with any such purchase and (z) pay the applicable Fundamental Change Repurchase Price on the later of the applicable Fundamental Change Repurchase Date and the time of delivery of the Note in the event such third party fails to make such payment in such amount at such time.

(f) For purposes of this Section 7, the Paying Agent may be any agent, tender agent, paying agent or other agent appointed by the Company to accomplish the purposes set forth herein.

Section 7.02 Withdrawal of Fundamental Change Repurchase Notice.

A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with this Section 7.02 at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

(i) the principal amount of the Note with respect to which such notice of withdrawal is being submitted,

(ii) the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(iii) the principal amount, if any, of the Note that remains subject to the original Fundamental Change Repurchase Notice.

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Section 7.03 Deposit of Fundamental Change Repurchase Price.

(a) The Company will deposit with the Paying Agent, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust on or prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date (subject to extension in order to allow the Company to comply with applicable law) an amount of money sufficient to repurchase the Note to be repurchased at the appropriate Fundamental Change Repurchase Price. Subject to receipt of funds and/or the Note by the Paying Agent, payment for the Note surrendered for repurchase (and not validly withdrawn prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date) will be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 7.01) and (ii) the time of delivery of such Note to the Paying Agent by the Holder thereof in the manner required by Section 7.01 by mailing checks for the amount payable to the Holder of the Note entitled thereto as they shall appear in the Note Register.

(b) If by 11:00 a.m. New York City time, on the Fundamental Change Repurchase Date, the Paying Agent holds money sufficient to make payment on the Note or portions thereof that are to be repurchased on such Fundamental Change Repurchase Date, or, if extended in order to allow the Company to comply with applicable law, such later date, then, with respect to the Note that have been properly surrendered for repurchase and have not been validly withdrawn in accordance with the provisions of this Note, (i) the Note will cease to be outstanding, (ii) interest will cease to accrue on the Note on the Fundamental Change Repurchase Date or, if extended in order to allow the Company to comply with applicable law, such later date (whether or not the Note has been delivered to the Paying Agent) and (iii) all other rights of the Holder with respect to the Note will terminate on the Fundamental Change Repurchase Date or, if extended in order to allow the Company to comply with applicable law, such later date (other than (x) the right to receive the Fundamental Change Repurchase Price and (y) to the extent not included in the Fundamental Change Repurchase Price, accrued and unpaid interest, if applicable).

(c) Upon surrender of the Note that is to be repurchased in part pursuant to Section 7.01, the Company shall execute and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Section 7.04 Repurchase of Note.

To the extent that the provisions of any securities laws or regulations conflict with the provisions of this note relating to the Company’s obligation to purchase the Note upon a Fundamental Change, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of this Note by virtue of such conflict.

Section 8. REDEMPTION

Section 8.01 No Sinking Fund.

No sinking fund is provided for the Note.

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Section 8.02 Right to Redeem the Note After a Change in Tax Law.

(a) Subject to the terms of this Section 8.02, the Company has the right, at its election, to redeem the Note, at any time, on a Tax Redemption Date before the Maturity Date, for a cash price equal to the Tax Redemption Price, but only if (1) the Company has (or, on the next Interest Payment Date, would) become obligated to pay any Additional Amounts to the Holder as a result of any Change in Tax Law; (2) the Company cannot avoid such obligation by taking reasonable measures available to the Company; (3) the total amount of such Additional Amounts that the Company has or would be obligated to pay to the Holder in the aggregate would exceed $400,000; and (4) the Company obtains (x) an Opinion of Counsel from outside legal counsel of recognized standing in the Relevant Taxing Jurisdiction attesting to clause (1) above; and (y) an Officer’s Certificate attesting to clauses (1), (2) and (3) above.

(b) If the Company calls the Note for a Tax Redemption, then, notwithstanding anything to the contrary in this Section 8.02 or in Section 11.03 hereof, the Holder will have the right to elect (a “Tax Redemption Opt-Out Election”) not to have the Holder’s Note (or any portion thereof in an authorized denomination) redeemed pursuant to such Tax Redemption, in which case, from and after the Tax Redemption Date for such Tax Redemption (or, if the Company fails to pay the Tax Redemption Price due on such Tax Redemption Date in full, from and after such time as the Company pays such Tax Redemption Price in full), the Company will no longer have any obligation to pay any Additional Amounts with respect to the Note solely as a result of such Change in Tax Law, and all future payments with respect to the Note will be subject to the deduction or withholding of such Relevant Taxing Jurisdiction’s taxes required by law to be deducted or withheld as a result of such Change in Tax Law.

(c) To make a Tax Redemption Opt-Out Election with respect to the Note (or any portion thereof in an authorized denomination), the Holder of the Note must deliver a notice (a “Tax Redemption Opt-Out Election Notice”) to the Paying Agent before the close of business on the second (2nd) Business Day immediately before the related Tax Redemption Date, which notice must state: (x) the certificate number of such Note; (y) the principal amount of such Note as to which the Tax Redemption Opt-Out Election will apply, which must be an authorized denomination; and (z) that the Holder is making a Tax Redemption Opt-Out Election with respect to the Note (or such portion thereof).

(d) A Holder that has delivered a Tax Redemption Opt-Out Election Notice with respect to the Note (or any portion thereof in an authorized denomination) may withdraw such Tax Redemption Opt-Out Election Notice by delivering a withdrawal notice to the Paying Agent at any time before the close of business on the second (2nd) Business Day immediately before the related Tax Redemption Date (or, if the Company fails to pay the Tax Redemption Price due on such Tax Redemption Date in full, at any time until such time as the Company pays such Tax Redemption Price in full), which withdrawal notice must state: (x) the certificate number of such Note; (y) the principal amount of such Note as to which the Tax Redemption Opt-Out Election is being withdrawn, which must be an authorized denomination; and (z) that the Holder is withdrawing the Tax Redemption Opt-Out Election with respect to the Note (or such portion thereof).

(e) If the principal amount of the Note has been accelerated and such acceleration has not been rescinded on or before the Tax Redemption Date (including as a result of the payment of the related Tax Redemption Price, and any related interest pursuant to the proviso to Section 8.02(g), on such Tax Redemption Date), then (i) the Company may not call for Tax Redemption or otherwise redeem the Note pursuant to this Section 8.02; and (ii) the Company will cause the Note theretofore surrendered for such Tax Redemption to be returned to the Holder thereof.

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(f) The Tax Redemption Date for any Tax Redemption will be a Business Day of the Company’s choosing that is no more than forty-five (45), nor less than fifteen (15), calendar days after the Tax Redemption Notice Date for such Tax Redemption.

(g) The Tax Redemption Price for the Note called for Tax Redemption is an amount in cash equal to the principal of the Note plus accrued and unpaid interest on the Note to, but excluding, the Tax Redemption Date for such Tax Redemption; provided, however, that if such Tax Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the close of business on such Regular Record Date will be entitled, notwithstanding such Tax Redemption, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Tax Redemption Date is before such Interest Payment Date) (including, for the avoidance of doubt, any Additional Amounts with respect to such interest); and (ii) the Tax Redemption Price will not include accrued and unpaid interest on such Note to, but excluding, such Tax Redemption Date (or, for the avoidance of doubt, any Additional Amounts referred to in the preceding parenthetical). For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Annex A hereof and such Tax Redemption Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on the Note to, but excluding, such Interest Payment Date will be paid, in accordance with Section 11.15 hereof, on the next succeeding Business Day to the Holder as of the close of business on the immediately preceding Regular Record Date; and (y) the Tax Redemption Price will include interest on the Note to be redeemed from, and including, such Interest Payment Date.

(h) To call the Note for Tax Redemption, the Company must send to the Holder of the Note and the Paying Agent a written notice of such Tax Redemption (a “Tax Redemption Notice”). Such Tax Redemption Notice must state:

(i) that the Note have been called for Tax Redemption, briefly describing the Company’s Tax Redemption right hereunder;

(ii) the Tax Redemption Date for such Tax Redemption;

(iii) the Tax Redemption Price per $1,000 principal amount of the Note for such Tax Redemption (and, if the Tax Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 8.02(g) hereof); and

(iv) the name and address of the Paying Agent.

On or before the Tax Redemption Notice Date, the Company will send a copy of such Tax Redemption Notice to the Paying Agent.

(v) Without limiting the Company’s obligation to deposit the Tax Redemption Price by the time prescribed by Section 2.01 hereof, the Company will cause the Tax Redemption Price for a Note subject to Tax Redemption to be paid to the Holder thereof on or before the applicable Tax Redemption Date. For the avoidance of doubt, interest payable pursuant to the proviso to Section 8.02(g) hereof on any Note subject to Tax Redemption must be paid pursuant to such proviso.

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Section 8.03 [Reserved].

Section 8.04 Deposit of Redemption or Purchase Price.

(a) Prior to 11:00 a.m. New York City Time on the redemption or purchase date, the Company will hold in trust money sufficient to pay the redemption or purchase price of and accrued interest, if any, on the Note (including any PIK Interest) to be redeemed or purchased on that date.

(b) If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Note or a portion of the Note called for redemption or purchase. If the Note is redeemed or purchased on or after a record date but on or prior to the corresponding interest payment date, then any accrued and unpaid interest up to, but excluding, the redemption date or purchase date shall be paid on the redemption date or purchase date to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Note and in Section 2.01 hereof.

Section 8.05 Optional Redemption.

At any time prior to the Maturity Date, the Company may redeem the Note in whole, at its option, upon no less than five Business Days’ notice, at a redemption price (expressed as a percentage of the principal (including any accured PIK Interest thereupon) amount of the Note to be redeemed) equal to 100.0% plus the Applicable Premium as of, and accrued and undeclared PIK Interest, if any, to but excluding, the date of redemption (the “Redemption Date”), subject to the rights of the Holder on the relevant record date to receive interest due on the relevant interest payment date. If the Note is accelerated or otherwise become due prior to their Maturity Date, in each case, as a result of an Event of Default (including upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the amount of principal of and premium on the Note that becomes due and payable shall be equal to 100.0% of the then outstanding Note (including any PIK Interest) plus the Applicable Premium, as if such acceleration or other occurrence were a optional redemption of the Note being accelerated or otherwise becoming due.

Section 9. COLLATERAL, SECURITY DOCUMENTS, THE COMMON SECURITY AGENT AND THE COLLATERAL AGENT

Pursuant to the debenture dated 30 October 2023 between Selina Brand Holdings (“Selina Brand”), Selina Nomad Limited (“Selina Nomad”) and the Collateral Agent (“Debenture”), Selina Brand and Selina Nomad granted security over certain Real Property, Shares, Accounts, Insurance Policies, Material Contracts and Intellectual Property, together being the Security Assets (as defined in the Debenture). Pursuant to the debenture dated on or about the date of this Note, Selina Brand, Selina Nomad and the Common Security Agent (the “Supplementary Debenture”), Selina Brand and Selina Nomad granted security over certain Real Property, Shares, Accounts, Insurance Policies, Material Contracts and Intellectual Property, together being the Security Assets (as defined in the Supplementary Debenture). The Debenture and the Supplementary Debenture are subject to the terms of the Intercreditor Agreement (IP).

The Common Security Agent acknowledges and agrees that, notwithstanding any other provision of the Note, it enters into the Note to take the benefit of the Note Guarantee from Selina Nomad only and acknowledges and agrees that it shall not have recourse against any other Guarantor or member of the Group referred to in the Note.

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Section 10. NOTE GUARANTEE

Section 10.01 Note Guarantee.

(a) Subject to this Section 10, and, in respect of Selina Nomad only, the Debenture, the Supplementary Debenture and the Intercreditor Agreement (IP), each Guarantor hereby, jointly and severally, unconditionally guarantees, to the Holder of the Note, irrespective of the validity and enforceability hereof, the Note or the obligations of the Company hereunder or thereunder (such guarantee, a “Note Guarantee”), that:

(i) the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Note will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on (including the Applicable Premium), if any, interest and Additional Amounts, if any, on, the Note, if lawful, and all other obligations of the Company to the Holder and the Collateral Agent and, in the case of Selina Nomad, the Common Security Agent hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii) in case of any extension of time of payment or renewal of the Note or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, each Guarantor will be jointly and severally obligated to pay the same immediately. The Guarantors agree that this is a guarantee of payment and not a guarantee of collection.

(b) Subject to this Section 10, and, in respect of Selina Nomad only, the Debenture, the Supplementary Debenture and the Intercreditor Agreement (IP), the Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Note, the absence of any action to enforce the same, any waiver or consent by the Holder of the Note with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

(c) If the Holder, the Company, the Collateral Agent or the Common Security Agent is required by any court or otherwise to return to the Company, a Guarantor or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or a Guarantor, any amount paid by either to the Company, the Collateral Agent or the Common Security Agent or the Holder, this Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) The Guarantors agree that they will not be entitled to any right of subrogation in relation to the Holder in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. The Guarantors further agree that, as among the Guarantors, on the one hand, and the Holder and the Company, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 3 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Section 3 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantor for the purpose of this Note Guarantee.

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(e) The Guarantors shall not sell or otherwise dispose of all or substantially all of their assets to, or consolidate with or merge with or into another Person (other than the Company or any Subsidiary that becomes a Guarantor concurrently with the transaction).

Section 10.02 Limitation on Liability.

(a) Notwithstanding any other provisions hereof, the obligations of the Guarantors under their Note Guarantee shall be limited under the relevant laws applicable to such Guarantor and the granting of such Note Guarantee (including laws relating to corporate benefit, capital preservation, financial assistance, fraudulent conveyances and transfers, voidable preferences or transactions under value). To effectuate the foregoing intention, the Company, the Holder and the Guarantors hereby irrevocably agree that the obligations of the Guarantors will be limited to the maximum amount that will, after giving notice to the Trustee of such maximum amount and giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Section 10, result in the obligations of such Guarantor under its Note Guarantee not conflicting with the principles of corporate benefit or capital preservation or constituting a fraudulent conveyance, fraudulent transfer, voidable preference, a transaction under value or unlawful financial assistance, or other similar laws affecting the rights of creditors generally, provided that, with respect to each jurisdiction described in Section 10.03, such obligations shall be limited in the manner described below or in any supplemental agreement hereto.

Section 10.03 Limitation on Liability of the Guarantors.

The Note Guarantee does not apply to any liability to the extent that it would result in the Note Guarantee constituting unlawful financial assistance within the meaning of Section 678 or 679 of the UK Companies Act 2006 or any equivalent provision of any applicable law.

Section 10.04 Execution and Delivery of the Note Guarantee.

Neither the Company nor any Guarantor shall be required to make a notation on the Note to reflect any Note Guarantee or any release, termination or discharge thereof. The Guarantors agree that the Note Guarantee set forth in Section 10.01 hereof will remain in full force and effect notwithstanding any failure to endorse on the Note a notation of such Note Guarantee.

Section 10.05 Releases

(a) The Note Guarantee of each Guarantor will terminate and release upon the full and final payment of the relevant series of the Note and performance of all Obligations of the Company and the Guarantor hereunder and the relevant series of the Note.

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(b) Upon a termination and release in accordance with Section 10.5(a), the Company will execute any documents reasonably required in order to evidence or effect such release, discharge and termination in respect of such Note Guarantee. No release and discharge of the Note Guarantee will be effective against the Company, the Collateral Agent, the Common Security Agent or the Holder until the Company shall have delivered to the Collateral Agent or the Common Security Agent (as applicable) an Officer’s Certificate and an Opinion of Counsel from outside legal counsel of recognized standing stating that all conditions precedent provided for in this Note and the Security Documents relating to such release and discharge have been satisfied and that such release and discharge is authorized and permitted hereunder and the Security Documents, and the Collateral Agent and the Common Security Agent shall be entitled to rely on such Officer’s Certificate and Opinion of Counsel absolutely and without further enquiry. Neither the Company nor any Guarantor will be required to make a notation on the Note to reflect any such release, discharge or termination.

(c) Any Guarantor not released from its obligations under its Note Guarantee as provided in this Section 10.05 will remain liable for the full amount of principal of, premium on (including the Applicable Premium), if any, interest and Additional Amounts, if any, on, the Note and for the other obligations of any Guarantor under this Note as provided in this Section 10.

Section 11. MISCELLANEOUS PROVISIONS

Section 11.01 Waiver; Amendment.

(a) Notwithstanding anything to the contrary contained in this Note, no delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. No waiver of any right or amendment hereto shall be effective unless in writing and signed by the parties nor shall a waiver on one occasion be construed as a bar to or waiver of any such right on any future occasion. Without limiting the generality of the foregoing, the acceptance by the Lender of any late payment shall not be deemed to be a waiver of the Event of Default arising as a consequence thereof. The Company waives presentment, demand, notice, protest, and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assents to any extensions or postponements of the time of payment or any and all other indulgences under this Note which from time to time may be granted by the Lender in Lender’s sole discretion in connection herewith regardless of the number or period of any extensions.

Section 11.02 Set-off.

(a) Upon the occurrence and during the continuance of an Event of Default the Lender is hereby authorized at any time and from time to time, without notice to the Company (any such notice being expressly waived by the Company) and to the fullest extent permitted by law, to set off and apply all deposits (general or special, time or demand, provisional or final) and other sums credited by or due from the Lender to the Company or subject to withdrawal by the Company against amounts owed by the Company hereunder or any Transaction Document, whether or not the Lender shall have made any demand under this Note and although such obligations may be contingent or unmatured.

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Section 11.03 Taxes; Withholding

(a) Stamp Taxes: The Company shall pay, and shall within three Business Days of demand indemnify each Finance Party from and against, and shall hold them harmless from and against, any cost, loss or liability that Finance Party incurs in relation to all stamp, registration, documentary, court, issuance and other similar, taxes or duties (“Stamp Taxes”) payable on or in respect of or in relation to this Note or the Exchange Agreement, including (without limitation) any Stamp Taxes payable or incurred: (i) on the execution, delivery, registration, performance and/or enforcement of this Note, and (save as otherwise set out in this Agreement) on any conversion (or part thereof) of this Note; (ii) pursuant to the exercise of any of the rights, liabilities or obligations under this Note, including for the avoidance of doubt (and save as otherwise set out in this Agreement) the conversion of this Note into Shares and/or other equity; and (iii) pursuant to, under or in respect of the Exchange Agreement, or pursuant to the exercise of any of the rights, liabilities or obligations thereunder.

(b) Withholding Taxes:

(i)	All amounts payable by or on behalf of the Company, a Guarantor or any Successor Company under or with respect to this Note (including in respect of principal, interest or any other amount payable on, under, or in respect of, this Note, or the Fundamental Change Repurchase Price), or the Exchange Agreement, shall be paid free and clear of any Tax Deduction, save only as required by law. If the Company, a Guarantor or any Successor Company, or any person: (i) making a payment on behalf of the Company, a Guarantor or any Successor; or (ii) through whom the Company, a Guarantor or any Successor makes any payment (including for the avoidance of doubt any Paying Agent or withholding agent), is required by law to make any Tax Deduction on, under or in respect of any amount payable under this Note or the Exchange Agreement, the amount payable by or on behalf of the Company, Guarantor or any Successor shall be increased to an amount which (after making all Tax Deductions required by law) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required (the amount of any such increase of a payable amount required to be made in accordance with this provision being “Additional Amounts”). Solely to the extent that it is eligible for full exemption from UK withholding tax on interest, and unless the Lender considers (in its absolute discretion) that it may be harmful and/or disadvantageous to its Tax affairs, the Lender shall use commercially reasonable efforts to complete, or co-operate with the Company (or other relevant Obligor) to complete, any necessary procedural formalities which are required in order for the Company (or other relevant Obligor) to obtain authorization to make payments of interest to the Lender without a Tax Deduction on account of UK tax on interest, provided always that any failure by the Company (or other relevant Obligor) to obtain any such authorization, for whatsoever reason, shall not affect the obligations of the Company, any Guarantor or any Successor Company or any person: (i) making a payment on behalf of the Company, a Guarantor or any Successor; or (ii) through whom the Company, a Guarantor or any Successor makes any payment (including for the avoidance of doubt any withholding agent), under this Section 11.03(b).

(ii)	The Company, any Guarantor and any Successor Company will make all withholdings and deductions required by law on payments under or in respect of the Note and will remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

(1)	For the avoidance of doubt, if the Note is called for a Tax Redemption and the Tax Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then the Company’s obligation to pay Additional Amounts will apply to the interest payment due on the Note on such Interest Payment Date unless the Note is subject to a Tax Redemption Opt-Out Election Notice.

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(2)	If the Company or any Guarantor or Successor Company is required to make any deduction or withholding from any payments or deliveries with respect to the Note, then (i) the Company or the Guarantor or Successor Company, as applicable, will make copies of official tax receipts (or, if, after expending reasonable efforts, the Company or Guarantor or Successor Company, as applicable, is unable to obtain such receipts, other evidence of payments), evidencing the remittance to the relevant tax authorities of the amounts so withheld or deducted and (ii) the Company will make copies of such receipts or evidence, as applicable, available to the Holder upon request.

(3)	All references in this Note to any payment on, or delivery with respect to, the Note (including payment of the principal of, or the Fundamental Change Repurchase Price for, or any interest on, any Note) will, to the extent that Additional Amounts are payable in respect thereof, be deemed to include the payment of such Additional Amounts.

(c) Tax Indemnity: The Company shall (within three Business Days of demand by a Finance Party) pay to that Finance Party an amount equal to the loss, liability or cost which the Finance Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Finance Party in respect of this Note, or the Exchange Agreement, provided that this obligation shall not apply: (i) with respect to any Tax assessed on a Finance Party: (a) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or (b) under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction, in each case if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or (ii) to the extent a loss, liability or cost: (A) is compensated for by an increased payment under Section 11.03(b); or (B) relates to a FATCA Deduction required to be made by a Party. A Party making, or intending to make, a claim under this Section 11.03(c) shall promptly notify the Company of the event which will give, or has given, rise to the claim.

(d) VAT: (i) All amounts expressed to be payable under this Note, or under the Exchange Agreement, in each case by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (ii) below, if VAT is or becomes chargeable on any supply made by the Finance Party to any Party under this Note, or the Exchange Agreement, and the Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to the Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and the Finance Party must promptly provide an appropriate VAT invoice to that Party). (ii) If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under this Note, or the Exchange Agreement, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of this Note, or the Exchange Agreement to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration): (a) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (a) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and (b) (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT. (iii) Where this Note, or the Exchange Agreement requires any Party to reimburse or indemnify any Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority. Any reference in this Section 11.03(d) to any party shall, at any time when such party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply or (as appropriate) receiving the supply under the grouping rules (as provided for in Article 11 of the Council Directive 2006/11/EC (or as implemented by the relevant state of the European Union or any other similar provision in any jurisdiction which is not a member of the European Union) (including, for the avoidance of doubt, in accordance with section 43 of the United Kingdom Value Added Tax Act 1994)), so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time, or the relevant member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be). In relation to any supply made by a Finance Party to any Party under this Note or under the Exchange Agreement, if reasonably requested by the Finance Party, that Party must promptly provide the Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with the Finance Party’s VAT reporting requirements in relation to such supply.

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(e) FATCA: (i) Subject to paragraph (iii) below, each Party shall, within ten Business Days of a reasonable request by another Party: (a) confirm to that other Party whether it is: (I) a FATCA Exempt Party; or (II) not a FATCA Exempt Party; (b) supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and (c) supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime. (ii) If a Party confirms to another Party pursuant to paragraph (i)(a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly. (iii) Paragraph (i) above shall not oblige any Finance Party to do anything, and paragraph (i)(c) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of: (X) any law or regulation; (Y) any fiduciary duty; or (Z) any duty of confidentiality. (iv) If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (i)(a) or (i)(b) above (including, for the avoidance of doubt, where paragraph (iii) above applies), then such Party shall be treated for the purposes of this Note, and the Exchange Agreement (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(f) FATCA Deduction: (i) Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction. Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment.

The obligations set forth in this Section 11.03 will survive any transfer of the Note by a Holder.

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Section 11.04 No Defenses.

The Company hereby agrees that its obligation to repay amount when due hereunder is absolute and unconditional and shall not be subject to refund, return, offset, deduction, cross-collateralization or counterclaim of any kind, and hereby waives any and all defenses to payment thereof.

Section 11.05 Governing Law; Consent to Jurisdiction.

All questions concerning the construction, validity, and interpretation of this Note will be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 11.06 Severability; Authorization to Complete; Paragraph Headings.

If any provision of this Note or the Exchange Agreement shall be invalid, illegal or unenforceable, such provisions shall be severable from the remainder of such document and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Paragraph headings are for the convenience of reference only and are not a part of this Note and shall not affect its interpretation.

Section 11.07 Jury Waiver.

THE PARTIES AGREE THAT NONE OF THEM, INCLUDING ANY ASSIGNEE OR SUCCESSOR SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS NOTE, ANY RELATED INSTRUMENTS, ANY COLLATERAL OR THE DEALINGS OR THE RELATIONSHIP BETWEEN OR AMONG ANY OF THEM. NONE OF THE PARTIES SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY DISCUSSED BY THE PARTIES, AND THESE PRO VISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NONE OF THE PARTIES HAS AGREED WITH OR REPRESENTED TO THE OTHER THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.08 Submission to Jurisdiction; Venue.

(a) Each party hereto hereby irrevocably and unconditionally (i) agrees that any legal action, suit, or proceeding arising out of or relating to this Note may be brought in the courts of the State of New York in the County of New York or of the United States of America for the Southern District of New York and (ii) submits to the exclusive jurisdiction of any such court in any such action, suit, or proceeding. Final judgment against the Company in any action, suit, or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.

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(b) Each party hereto irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note in any court referred to in this Section 11.08and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 11.09 Dispute Resolution.

In the case of a dispute as to the determination of, the Weighted Average Price, the Lender and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation, then the Company and the Lender shall submit via electronic mail the disputed determination of the Weighted Average Price to an independent, reputable investment bank mutually agreed by the Company and the Holder, such approval not to be unreasonably withheld, conditioned or delayed. The Lender and the Company shall cause the investment bank to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. The expenses of the investment bank or the accountant shall be borne equally by the Lender and the Company.

Section 11.10 Successors and Assigns; Transfers.

(a) The rights and obligations of the Company and the Lender shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(b) The Lender may assign, transfer or enter into a Lien over the Note without the prior consent of any Obligor, save that the Lender shall not assign, transfer or enter into a Lien over the Note:

(i) in any manner that would result in a violation of Sanctions by any person including, without limitation, by assigning or transferring, or entering into a Lien over, the Note to or in favour of any person who is owned or controlled by persons or entities who is or are:

(1) the subject or the target of any Sanctions; or

(2) located, organised, resident or carrying on business of any nature in a Sanctioned Country; and

(ii) to any person or entity unless such person or entity has, within 30 days of such assignment or transfer, provided customary know-your-customer information and documentation reasonably required by the Company (acting in good faith) in order to comply with applicable law, rules or regulations.

Section 11.11 Reissuance Of This Note.

(a) Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Lender to the Company in customary form (but without any obligation to post a surety or other bond) and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with this Section 11.11) representing the outstanding principal, subject to any expenses of such reissuance being borne by the Lender.

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(b) Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the principal remaining outstanding, (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the date of this Note, (iv) shall have the same rights and conditions as this Note and (v) shall represent accrued and unpaid interest, if any, on the principal and interest of this Note, from the date of this Note.

Section 11.12 Integration.

This Note constitutes the entire contract between the parties with respect to the subject matter hereof (other than the Exchange Agreement, the Intercreditor Agreement (IP), the Intercreditor Agreement (Original) and the Registration Rights Agreement) and supersede all previous agreements and understandings, oral or written, with respect thereto.

Section 11.13 Electronic Execution.

The words “execution,” “signed,” “signature,” and words of similar import in the Note shall be deemed to include electronic or digital signatures or electronic records, each of which shall be of the same effect, validity, and enforceability as manually executed signatures or a paper-based record-keeping system, as the case may be, to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 U.S.C. §§ 7001 to 7031), the Uniform Electronic Transactions Act (UETA), or any state law based on the UETA, including the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301 to 309).

Section 11.14 Notices.

(a) All notices, requests, or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as any such party may from time to time specify in writing in compliance with this Section 11.14:

If to the Company:

c/o Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

England

Attention: Chief Legal Officer

E-mail: companysecretary@selina.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, LLP

The Shard, Level 8

32 London Bridge Street

London SE1 9SG

Attention: Dorothee Fischer-Appelt

E-mail: dorothee.fischer-appelt@gtlaw.com

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If to the Lender:

Osprey International Limited

9E Foti Pitta Street

1065, Nicosia, Cyprus

Attention: Mr. Giorgos Georgiou

Email: giorgos.georgiou@osprey-investments.com

(with a copy to (which shall not constitute notice):

Goodwin Procter (UK) LLP

100 Cheapside

London EC2V 6DY

Attention: Richard Hughes and Geoff O’Dea

Email: RHughes@goodwinlaw.com and GODea@goodwinlaw.com

(b) Notices if (i) mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received; (ii) sent by facsimile during the recipient’s normal business hours shall be deemed to have been given when sent (and if sent after normal business hours shall be deemed to have been given at the opening of the recipient’s business on the next Business Day); and (iii) sent by email shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return email, or other written acknowledgment).

Section 11.15 Legal Holidays.

In any case where any Interest Payment Date, any Fundamental Change Repurchase Date or the Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue on any such payment in respect of the delay.

Section 11.16 Registration Rights.

The Company agrees that the Holder of the Note is entitled to the benefits of the Registration Rights Agreement.

[Remainder of page intentionally left blank]

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Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

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ANNEX A

Defined Terms:

“Additional Amounts” has the meaning given to that term in Section 11.03(b).

“Additional Interest” means all amounts of additional interest, if any, payable pursuant to Section 3.03 hereof.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an “Affiliate” of another Person for purposes of this Note shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder.

“Applicable Premium” means the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

i.	the present value at such redemption date of all required interest payments due on such Note to and including the Maturity Date (excluding accrued but unpaid interest, if any), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 50 basis points; over

ii.	the outstanding principal amount of such Note;

in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate.

“Amended Indenture” means the Indenture dated October 27, 2022, between Wilmington Trust, National Association and the Company, as amended or supplemented.

“Applicable Treasury Rate” means for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (i) if such day is not a Business Day, the Applicable Treasury Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Applicable Treasury Rate for such day shall be the average rate charged to the Company on such day on such transactions as determined by the Company.

“Board of Directors” means, with respect to any Person, the board of directors (or similar body) of such Person or a committee thereof duly authorized to act for it hereunder.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not (i) a day on which banking institutions in New York City, State of New York or London, United Kingdom, generally are authorized or obligated by law, regulation or executive order to close, or (ii) a day on which banking and financial institutions in New York City, State of New York, or London, United Kingdom are closed for business with the general public; provided, however, for clarification, that commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the relevant location generally are open for use by customers on such day.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a lease that would at that time be accounted for on a balance sheet prepared in accordance with IFRS, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means, for any entity, any and all shares, interests (including partnership, limited liability company or membership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity issued by that entity; provided that debt securities that are convertible into or exchangeable for Capital Stock shall not constitute Capital Stock prior to their conversion or exchange, as the case may be.

“Cash Equivalents” means any of the following: (a) direct obligations (or certificates representing an interest in such obligations) issued by, or unconditionally guaranteed by, the government of a member state of the Pre-Expansion European Union, the United States of America, Switzerland, Norway or Canada (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is backed by the full faith and credit of the relevant member state of the Pre-Expansion European Union or the United States of America, Switzerland, Norway or Canada, as the case may be, and which are not callable or redeemable at the Company’s or any Subsidiary’s option; (b) overnight bank deposits, time deposit accounts, certificates of deposit, banker’s acceptances and money market deposits (and similar instruments) with maturities of twelve months or less from the date of acquisition issued by a bank or trust company which is organized under, or authorized to operate as a bank or trust company under, the laws of a member state of the Pre-Expansion European Union or of the United States of America or any state thereof, Switzerland, Norway or Canada; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of $500.0 million (or the foreign currency equivalent thereof as of the date of such investment) and whose long-term debt is rated “BBB-” or higher by Fitch or “BBB-” or higher by S&P or the equivalent rating category of another internationally recognized rating agency; (c) commercial paper having one of the two highest ratings obtainable from Fitch or S&P and, in each case, maturing within one year after the date of acquisition; (d) repurchase obligations with a term of not more than thirty (30) days for underlying securities of the type described in clause (a) or (b) above, entered into with any financial institution meeting the qualifications described in clause (b) above; and (e) interests in any investment company or money market fund at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (d) above.

“Change in Tax Law” means any change or amendment in the laws, rules or regulations of a Relevant Taxing Jurisdiction, or any change in an official written interpretation, administration or application of such laws, rules or regulations by any legislative body, court, governmental taxing authority or regulatory or administrative authority of such Relevant Taxing Jurisdiction (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative interpretation or determination) affecting taxation, which change or amendment becomes effective on or after the Issue Date (or, if the Relevant Taxing Jurisdiction was not a Relevant Taxing Jurisdiction on such date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction).

“Collateral” means any and all assets from time to time in which a security interest has been or will be granted on the Issue Date or thereafter pursuant to any Security Document to secure the obligations hereunder.

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“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers, trustees or others that will control the management or policies of such Person.

“Company Intellectual Property” means all registered and unregistered intellectual property, including trademarks and patents, comprising the “Selina” brand. The Company hereby represents, warrants and agrees that such intellectual property is held legally and/or beneficially by Selina Brand Holdings Limited (registered in England and Wales under company 15220799), as at the date hereof.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(a)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(b)	to advance or supply funds:

(i)	for the purchase or payment of any such primary obligation; or

(ii)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Company’s Registered Office” means the registered office address for the Company shown at Companies House, which as at the date of this Note is 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, in each case prior to the date 91 days after the earlier of the then Maturity Date or the date the Note is no longer outstanding.

“Eligible Exchange” means the Principal Exchange or the New York Stock Exchange (or any of their respective successors).

“Eligible Market” means the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market, or any of their successors.

“Equity Conditions” means each of the following conditions:

(a)	on each day during the Equity Conditions Measuring Period, either (x) one or more registration statements filed shall be effective and available for the resale of all remaining Shares issuable upon conversion of this Note, and there shall not have been any suspension of such registration statement(s) or (y) all of the Shares issuable upon conversion of this Note shall be eligible for sale by non-affiliates (as defined in Rule 144) of the Company without restriction pursuant to Rule 144 (and without any requirements as to volume, manner of sale, availability of current public information, including, without limitation, as required by Rule 144(c) or Rule 144(i), as applicable, whether or not then satisfied) and without the need for registration under any applicable federal or state securities laws, and all Shares shall be issuable without restrictive legend and be eligible for immediate sale without restriction pursuant to Section 3(a)(9) of the Securities Act and without need for registration under any applicable federal or state securities laws;

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(b)	on each day during the Equity Conditions Measuring Period, all registration of the Shares and approvals of transfer of any governmental authority under English law shall have been made and obtained;

(c)	on each day during the Equity Conditions Measuring Period, the Shares are designated for quotation on the Principal Exchange or any other Eligible Exchange and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two (2) Trading Days occurring before the applicable date of determination due to business announcements of the Company) nor shall delisting or suspension by such exchange or market been threatened, commenced or pending either (I) in writing by such exchange or market or (II) by falling below the then effective minimum listing maintenance requirements of such exchange or market;

(d)	during the Equity Conditions Measuring Period, the Company shall have delivered Shares pursuant to the terms of this Note on a timely basis;

(e)	the Shares issuable upon to the conversion of this Note may be issued in full without violating the rules or regulations of the Principal Exchange or any other Eligible Exchange;

(f)	during the Equity Conditions Measuring Period, there shall not have occurred either (I) a Default or (II) an Event of Default;

(g)	the Company shall have no knowledge of any fact that would cause (x) one or more registration statement(s) not to be effective and available for the resale of all Shares issuable upon conversion this Note, (y) any Shares issuable upon conversion of this Note not to be (i) eligible for sale without restriction pursuant to Rule 144 by non-affiliates (as defined in Rule 144) of the Company without restriction pursuant to Rule 144 (and without any requirements as to volume, manner of sale, availability of current public information, including, without limitation, as required by Rule 144(c) or Rule 144(i), as applicable, (whether or not then satisfied) and without the need for registration under any applicable U.S. federal or state securities law or English Law, or (ii) issuable without restrictive legend or to be eligible for resale without restriction pursuant to Section 3(a)(9) of the Securities Act and any applicable U.S. federal or state securities laws of English laws;

(h)	the Equity Conditions Measuring Period, the Lender shall not have been in possession of any material, nonpublic information received from the Company, any Subsidiary or its respective agents or affiliates; and

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(i)	the Shares issuable upon conversion of this Note (i) are duly authorized by the shareholders of the Company and its Board of Directors, and upon delivery on the Share Delivery Date will be validly issued, fully paid, nonassessable free from preemptive rights or similar rights created under the Company’s articles of association (as amended on or prior to the date hereof) or under the Companies Act, (ii) shall rank pari passu with the other Shares of the Company outstanding from time to time, (iii) shall be listed and eligible for trading without restriction on the Principal Exchange and (iv) shall be free and clear of any and all Liens, counterclaims, set-offs and any other third-party rights or interests and with all rights attached to them (including the right to receive all dividends and other distributions or proceeds or payments payable, declared or unpaid or undistributed on and after the Lender Conversion Date).

“Equity Conditions Failure” means that on the applicable date of determination through the applicable date of determination, the Equity Conditions have not each been satisfied or waived in writing by the Lender.

“Equity Conditions Measuring Period” means the period commencing on the date of the Lender Conversion Notice and ending on the related Lender Conversion Date.

“Equity Interest” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means the Exchange Agreement dated on or about the date hereof by and among the Company, the Lender and Kibbutz Holding S.À.R.L.

“Facility Office” means the office or offices notified by the Lender to the Company in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Note.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party as determined in good faith by a responsible accounting or financial officer of the Company acting reasonably.

“FATCA” means the Foreign Account Tax Compliance Act and the regulations promulgated thereunder.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Finance Party” means the Lender, the Collateral Agent and the Common Security Agent.

“Fundamental Change” means:

(a)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, that is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date) of more than 50% of the total voting power of the Voting Stock of the Company;

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(b)	the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination or changes solely in par value) as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property and/or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Ordinary Shares will be converted into or exchanged for cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders or one or more of the Company’s direct or indirect Wholly Owned Subsidiaries; provided, however, that neither (x) a transaction described in clause (A) or (B) in which the holders of all classes of the Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction nor (y) any merger of the Company solely for the purpose of changing its jurisdiction of incorporation that results in a reclassification, conversion or exchange of outstanding Ordinary Shares solely into Ordinary Shares of the surviving entity shall be a Fundamental Change pursuant to this clause (b);

(c)	the Company’s shareholders approve any plan or proposal for the liquidation or dissolution of the Company; or

(d)	the Ordinary Shares (or other Common Equity underlying the Note) cease to be listed or quoted on any Eligible Market.

“Fundamental Change Company Notice” means on or before the twentieth (20th) Business Day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to the Holder of the Note, and the Paying Agent a written notice of the occurrence of the effective date of the Fundamental Change and of the resulting repurchase right at the option of the Holder arising as a result thereof.

“Fundamental Change Repurchase Price” means if a Fundamental Change occurs at any time prior to the Maturity Date, the Holder shall have the right, at the Holder’s option, to require the Company to repurchase for cash all of the Holder’s Notes, or any portion of the principal amount thereof properly surrendered and not validly withdrawn pursuant to Section 7.03 hereof, on the date specified by the Company that is not less than twenty (20) Business Days or more than thirty-five (35) Business Days following the date of the Fundamental Change Company Notice

“Hedging Obligations” of any Person means the obligations of such person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Holder” or other similar terms, means the Lender or the Person who is the transferee of any subsequent permitted transfer of Osprey’s interest in the Note.

“IFRS” means International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), as in effect at the time.

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“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“IP Security Agreement” has the meaning given to that term within the definition of Security Documents.

“Interest Payment Date” means each April 1, July 1, October 1 and January 1 of each year, beginning on January 1, 2024.

“Issue Date” means _______________, 2024.

“Indebtedness” of any Person means, without duplication:

(a)	all obligations of such Person for borrowed money,

(b)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments,

(c)	all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person,

(d)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding (x) accounts payable incurred in the ordinary course of business and not past due by more than ninety (90) days and (y) any earn-out obligations until such obligations become due and payable liabilities on the balance sheet of such Person in accordance with IFRS) and have not been paid within ninety (90) days thereof,

(e)	all guarantees by such Person of Indebtedness of others set forth in clauses (a)-(d) and (f)-(h) of this definition,

(f)	all Capital Lease Obligations of such Person,

(g)	all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of incurrence),

(h)	net obligations, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all Swap Agreements, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement), and

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(i)	Disqualified Stock of the Company and preferred equity of a Subsidiary of the Company, with respect to clauses (a), (b), (c), (d), (f), and (h) above, only if and to the extent that any of the foregoing Indebtedness (other than letters of credit) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include: (1) Contingent Obligations (other than, for the avoidance of doubt, those described in clause (e) above) incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) any earn-out obligations, contingent consideration, purchase price adjustments, deferred purchase money amounts, milestone and/or bonus payments (whether performance or time-based), and royalty, licensing, revenue and/or profit sharing arrangements, in each case, characterized as such and arising expressly out of purchase and sale contracts, development arrangements or licensing arrangements; (5) deferred compensation; (6) accrued expenses; (7) obligations in respect of a Treasury Management Arrangement; (8) obligations under any license, permit or other approval (or guarantees given in respect of such obligations) incurred prior to the Issue Date or in the ordinary course of business or consistent with past practice; (9) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage taxes; and (10) amounts owed to dissenting shareholders (including in connection with, or as a result of, exercise of dissenters’ or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, amalgamation, merger or transfer of assets not prohibited under this Note.

“Intercreditor Agreement (IP)” means the intercreditor agreement entered into on or about the date of this Note among, inter alios, the Company and the Common Security Agent, as the same may be amended, supplemented or otherwise modified from time to time.

“Intercreditor Agreement (Original)” means the intercreditor agreement originally dated 26 June 2023 and as amended and restated on or about the date of this Note among, inter alios, the Company and the Collateral Agent, as the same may be amended, supplemented or otherwise modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including the Note Guarantee or other obligations, but excluding advances or extensions of credit to customers or suppliers made in the ordinary course of business), advances or capital contributions (excluding endorsements of negotiable instruments and documents in the ordinary course of business, and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 2.11. The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 2.11. Except as otherwise provided in this Note, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value and, to the extent applicable, shall be determined based on the equity value of such Investment.

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“Lender Conversion Date” has the meaning set forth in Section 5(b).

“Lien” means any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease or license in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.

“Maturity Date” means November 1, 2029.

“New Indenture” means the Indenture dated [__], 2024 between the Company, Wilmington Savings Fund Society, FSB, as trustee and the Common Security Agent.

“Note Register” means a register kept by the Company at the Company’s Registered Office in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of the Note and of any transfers of the Note.

“Officer” means, with respect to the Company, in each case, any of the President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, assistant Treasurer, assistant Secretary, General Counsel, Assistant General Counsel, Executive or Senior Vice President or Vice President.

“Officer’s Certificate” when used with respect to the Company, means a certificate that is signed on behalf of the Company by an Officer of the Company that shall include:

(a)	a statement that the person signing such certificate is familiar with the requested action;

(b)	a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based;

(c)	a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted under this Note; and

(d)	a statement as to whether or not, in the judgment of such person, such action is permitted under this Note and that all conditions precedent to such action have been complied with.

“Osprey” means Osprey International Limited (a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE38565), or its registered assigns or successors in interest.

“Permitted Holders” means, collectively, (i) Osprey and any of its controlled Affiliates, (ii) [reserved], (iii) any Person who is acting solely as an underwriter in connection with a public or private offering of Capital Stock of any Holding Company or the Company, acting in such capacity, (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing or any Person or group that becomes a Permitted Holder specified in the last sentence of this definition are members and any member of such group; provided that, in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in subclauses (i) through (iii), collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company held by such group and (v) any Holding Company. Any Person or group whose acquisition of beneficial ownership constitutes a Fundamental Change in respect of which a Fundamental Change Purchase Notice is made or waived in accordance with the requirements hereof, will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

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“Permitted Investment” means:

(a)	any Investment in the Company or any Subsidiary or any Person deemed to be a Subsidiary pursuant to Section 2.10(d);

(b)	any Investment in cash and Cash Equivalents;

(c)	any Investment made as a result of the receipt of non-cash consideration from any sale, lease, conveyance or other disposition of assets that was made pursuant to and in compliance with Section 2.10;

(d) Investments represented by Hedging Obligations not for speculative purposes;

(e) receivables owing to the Company created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(f) surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary course of business;

(g) [reserved];

(h) Guarantees by the Company of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Company in the ordinary course of business;

(i) payroll, commission, travel, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; and

(j) any insurance premiums payable in connection with any financings of the Company.

“Permitted Liens” means, with respect to any Person:

(a)	Liens in favor of the Company;

(b)	(b) Liens for taxes, assessments or governmental charges or claims that (i) are not yet due and payable or (ii) are being contested in good faith by appropriate proceedings and for which appropriate reserves have been made;

(c)	survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

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(d)	Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company relating to such property or assets;

(e)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(f)	Liens created for the benefit of (or to secure) the Note issued on the Issue Date;

(g)	Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained;

(h)	Liens on any Indebtedness incurred pursuant to Section 2.08(b)(iv) hereof;

(i)	Liens securing Hedging Obligations, which obligations are permitted by Section 2.08(b)(vi);

(j)	Liens arising out of conditional sale, title retention, consignment or similar arrangement for the sale of assets entered into in the ordinary course of business;

(k)	mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord, contractor or other third party on property over which the Company or any Subsidiary has easement rights or on any real property leased by the Company or any Subsidiary (including those arising from progress or partial payments by a third party relating to such property or assets) and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings or compulsory purchase order affecting real property;

(l)	pledges of goods, the related documents of title and/or other related documents arising or created in the ordinary course of the Company or any Subsidiary’s business or operations as Liens only for Indebtedness to a bank or financial institution directly relating to the goods or documents on or over which the pledge exists;

(m)	limited recourse Liens in respect of the ownership interests in, or assets owned by, any bona fide joint ventures with non-Affiliates which are not Subsidiaries securing obligations of such joint ventures;

(n)	Liens under industrial revenue, municipal or similar bonds;

(o)	Liens securing Indebtedness incurred pursuant hereto;

(p)	Liens created on any asset of the Company or a Subsidiary established to hold assets of any stock option plan or any other management or employee benefit or incentive plan or unit trust of the Company or a Subsidiary securing any loan to finance the acquisition of such assets;

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(q)	Liens over treasury stock of the Company or a Subsidiary purchased or otherwise acquired for value by the Company or such Subsidiary pursuant to a stock buy-back scheme or other similar plan or arrangement;

(r)	any other Liens in existence as of the Issue Date and any Liens required to be put in place pursuant to agreements in place as of the Issue Date,

(s)	Liens securing Refinancing Indebtedness incurred to refinance, refund, replace, amend, extend or modify Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinance or is in respect of property that is the security for a Permitted Lien hereunder;

provided that no Liens on the Collateral shall be Permitted Liens other than Liens on Indebtedness incurred pursuant to Section 2.08(b)(xvii) and Liens on the Collateral already in place as of the Issue Date (including, for the avoidance of doubt, Liens on the Collateral in respect of any Indebtedness set forth on Schedule I and Indebtedness pursuant to the New Indenture).

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“PIK Interest” means payment of interest on the Note through an increase in the principal amount of the outstanding Note.

“Pre-Expansion European Union” means the European Union as of January 1, 2004, including the countries of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom, but not including any country which became or becomes a member of the European Union after January 1, 2004.

“Principal Exchange” means The Nasdaq Global Market.

“Refinancing Indebtedness” means any Indebtedness refinancing, refunding or replacing any Indebtedness permitted under clauses (ii), (xvi), (xvii) of (b)Section 2.08(b) hereof and any subsequent Refinancing Indebtedness in respect of Indebtedness described in this definition, provided that, in each case:

(a)	the principal amount of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced, refunded, renewed or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and customary premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including customary upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement and (B) an amount equal to any existing commitments unutilized thereunder;

(b)	(i) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Note, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (ii) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Note, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Note;

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(c)	the Weighted Average Life to Maturity of such Refinancing Indebtedness is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, refunded, renewed or replaced;

(d)	if the Indebtedness being refinanced is a Subordinated Obligation, such Refinancing Indebtedness is also a Subordinated Obligation and subordinated to the Note on terms at least as favorable to the holders as those contained in the documents governing the Indebtedness being refinanced, refunded, renewed or replaced;

(e)	the direct and contingent obligors with respect to such Indebtedness being refinanced, refunded, renewed or replaced are not changed; and

(f)	such Indebtedness (if secured) shall not be secured by any assets other than the assets securing the Indebtedness being refinanced, refunded, renewed or replaced and the priority of the Liens thereupon shall not change.

“Registration Rights Agreement” means the registration rights agreement between the Company and the Lender, dated the date hereof.

“Regular Record Date,” with respect to any Interest Payment Date, means the March 15, June 15, September 15 or December 15 (whether or not such day is a Business Day) immediately preceding the applicable Interest Payment Date.

“Relevant Taxing Jurisdiction” means any jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Company, a Guarantor or any Successor Company is or deemed to be, for tax purposes, organized or resident or doing business or through which payment or deliveries by, or on behalf of, the Company, a Guarantor or any Successor Company under or with respect to the Note are made or deemed to be made (each such jurisdiction, subdivision or authority, as applicable, a “Relevant Taxing Jurisdiction”)

“Responsible Officer” means, when used with respect to the Company, any officer of the Company, including any vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Company who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating hereto is referred because of such person’s knowledge of and familiarity with the particular subject and, in each case, who shall have direct responsibility for the administration hereof.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Sanctioned Country” means, at any time, a county or territory which is, or whose government is the target of comprehensive Sanctions.

“Sanctions” means any economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by:

(a)	the United States government;

(b)	the United Nations;

(c)	the European Union and any EU member state;

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(d)	the United Kingdom; or

(e)	the respective Governmental Authorities of any of the foregoing, including without limitation, OFAC, the United States Department of State and His Majesty’s Treasury,

(together the “Sanctions Authorities”).

“SEC” means the Securities and Exchange Commission

“Security Agreement” means the security agreement dated as of October 30, 2023 between Selina Brand Holdings Limited and Selina Nomad Limited (as pledgors) and Ludmilio Limited (as collateral agent).

“Security Documents” means the following documents, in each case as the same may be amended, supplemented or otherwise modified from time to time:

(a)	the Security Agreement and any documents ancillary thereto, each relating to the Company Intellectual Property (the “IP Security Agreement”),

(b)	the security agreement dated October 30, 2023 between Selina North America Holdings Limited (as chargor) and Ludmilio Limited (as collateral agent), relating to the Security Assets (as defined therein);

(c)	the pledge agreement originally dated June 26, 2023 between Selina Operations US Corp. (as pledgor) and Lumilio Limited (as secured party), as amended and restated on or about the date hereof;

(d)	the account charge originally dated June 26, 2023 between Selina Management Company UK Ltd (as chargor) and Ludmilio Limited (as collateral agent), as amended and restated on or about the date hereof;

(e)	the account pledge agreement dated June 26, 2023 between Selina Operations US Corp. (as pledgor) and Ludmilio Limited (as collateral agent);

(f)	the pledge agreement originally dated October 30, 2023 between Selina North America Holdings Limited (as pledgor) and Ludmilio Limited (as secured party), as amended and restated on or about the date hereof; and

(g)	the share pledges, account pledges and any other instrument and document executed and delivered pursuant to this Note or otherwise or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time;

“Selina RY Holding Office” means the legal address of Selina RY Holding Inc, which at the date of this Note is Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130.

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article 1, Rule 1-02(w) of Regulation S-X under the Exchange Act as in effect on the date hereof; provided that, in the case of a Subsidiary of the Company that meets the criteria of clause (3) of the definition thereof but not clause (1) or (2) thereof, such Subsidiary shall not be deemed to be a Significant Subsidiary.

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“Shares” means, as applicable, the Ordinary Shares issuable upon conversion pursuant to Section 5 of the Note (including, for the avoidance of doubt, the number of shares issuable upon conversion of the PIK Interests, if applicable).

“Shareholder Approvals” means the passing of resolutions by shareholders of the Company in a general meeting to approve (i) the authorisation of the Company’s directors to allot the Shares and (ii) the disapplication of statutory pre-emption rights in full in respect of the issue of the Shares.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

“Subordinated Obligations” means any Indebtedness of the Company which is (i) by its terms subordinated in right of payment to the Note, (ii) unsecured or (iii) secured by Liens on the Collateral that are lower in priority than those securing the Note or the interest accrued thereon.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total Capital Stock, whether by number, value or voting power, or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; (iii) one or more Subsidiaries of such Person; or (iv) such Person and an Affiliate of such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Company.

“Swap Agreement” means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company shall be a Swap Agreement.

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including penalties and interest related thereto).

“Tax Deduction” means any deduction or withholding for or on account of any Tax, other than a FATCA Deduction.

“Tax Redemption” means the redemption of any Note by the Company pursuant to Section 8.02 hereof.

“Tax Redemption Date” means the date fixed, pursuant to Section 8.02(f) hereof for the settlement of the redemption of any Noted by the Company pursuant to a Tax Redemption.

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“Tax Redemption Price” means the cash price payable by the Company to redeem any Note upon a Tax Redemption, calculated pursuant to Section 8.02(g) hereof, which is as follows:

an amount in cash equal to the principal of such Note plus accrued and unpaid interest on such Note to, but excluding, the Tax Redemption Date for such Tax Redemption; provided, however, that if such Tax Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the close of business on such Regular Record Date will be entitled, notwithstanding such Tax Redemption, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Tax Redemption Date is before such Interest Payment Date) (including, for the avoidance of doubt, any Additional Amounts with respect to such interest); and (ii) the Tax Redemption Price will not include accrued and unpaid interest on such Note to, but excluding, such Tax Redemption Date (or, for the avoidance of doubt, any Additional Amounts referred to in the preceding parenthetical). For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Annex A and such Tax Redemption Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on the Note to, but excluding, such Interest Payment Date will be paid, in accordance with Annex A, on the next succeeding Business Day to the Holder as of the close of business on the immediately preceding Regular Record Date; and (y) the Tax Redemption Price will include interest on the Note to be redeemed from, and including, such Interest Payment Date.

“Trading Day” means a Business Day on which the Principal Exchange is open for business.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including, without limitation, deposit accounts, overdraft, overnight draft, credit cards, debit cards, p-cards (including purchasing cards, employee credit card programs and commercial cards), funds transfer, automated clearinghouse, direct debit, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, netting services, cash pooling arrangements, credit and debit card acceptance or merchant services and other treasury or cash management services.

“VAT” means:

(a)	any value added tax imposed by the Value Added Tax Act 1994;

(b)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (b) above, or imposed elsewhere.

“Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Exchange during the period beginning at 9:30 a.m., New York time (or such other time as the Principal Exchange publicly announces is the official open of trading), and ending at 4:00 p.m., New York time (or such other time as the Principal Exchange publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” function. If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and Osprey. If the Company and Osprey are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 11.09 of this Note. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction relating to the Shares during the applicable calculation period.

16

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

SELINA HOSPITALITY PLC,
as Issuer

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

Dated:	26 January 2024

SELINA NOMAD LTD.,
as Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

SELINA OPERATION ASTORIA HOTEL LLC,
as Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

SELINA OPERATION CHELSEA LLC,
as Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

SELINA OPERATION CHICAGO LLC,
as Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

[Signature Page – New $10m Note (Osprey)]

SELINA OPERATION NEW ORLEANS LLC,
as Guarantor

By:	/s/ STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

SELINA RY HOLDING INC.,
as Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

SELINA OPERATIONS US CORP,
as Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

[Signature Page – New $10m Note (Osprey)]

SELINA BRAND HOLDINGS LIMITED
as Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO
SELINA NORTH AMERICA HOLDINGS LIMITED
as Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

[Signature Page – New $10m Note (Osprey)]

ACKNOWLEDGED AND AGREED as of the date first written above:

OSPREY INTERNATIONAL LIMITED, as Lender

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

By:	/s/ BORIS BETREMIEUX
Name:	Boris Bétrémieux
Title:	Managing Director

LUDMILIO limited, as Collateral Agent

By:	/s/ SAM WEINROTH
Name:	Sam Weinroth
Title:	Director

[Signature Page – New $10m Note (Osprey)]

ANNEX B

NOTICE OF CONVERSION

The undersigned, the Lender of the Note issued by the Company (attached to this Notice of Conversion), hereby elects to convert the below stated outstanding principal amount of this Note into Shares of the Company effective as of the date the Company receives this Notice. Terms used but not otherwise defined herein shall have the meaning as assigned in the attached Note.

Please send a depositary receipt certificate or provide evidence of book-entry positions for the appropriate number of Shares and a balance Note (if applicable) to the following address:

Principal Amount of Note Being Converted: $ ___________________________________

Register and issue certificates or provide evidence of book-entry positions for Shares in the following Name at the Address set forth above or, if different, as set forth below:

Name:

Address:

Social Security or Tax Identification Number:

Print Name of Note Holder:

Signature of Lender

Date:

PLEASE SEND THIS BY U.S. MAIL OR OVERNIGHT DELIVERY SERVICE TO THE COMPANY. THE EFFECTIVE DATE FOR CONVERSION SHALL BE THE DATE ON WHICH THE COMPANY RECEIVES THIS NOTICE OF CONVERSION ACCOMPANIED BY THE NOTE.

SCHEDULE I